[redacted]

CLEARFIELD

Ingenuity Delivered

Annual Report
2007 Transition Period


TICAL COMPONENT PRODUCTS
CENTRAL OFFICE PRODUCTS

January 2, 2008 APA Enterprises changed its name to Clearfield, Inc.

A Letter from the Chairman and President

To our Shareholders,

In January 2008, we began a new era in our development by combining the business operations of APA Enterprises with our wholly-owned subsidiary, APA Cables & Networks. The combined entity is named **Clearfield, Inc.** with the Nasdaq symbol, CLFD.

CLEARFIELD
Ingenuity in Passive Connectivity

This new business structure eliminates administrative redundancies, streamlines management functions and clarifies the operational focus of the organization. The changes in business structure and company name are intended to provide a better understanding of what the company offers to telecommunications service providers and the original equipment manufacturers that look to us for fiber management and passive connectivity expertise.

We did a lot of brainstorming when we sought to find a name that best describes what the company represents to our customers. In asking our customers (and our vendor partners) to describe us, words like "Clever", "Original" and "Effective" came up often. One customer's input was perhaps the most satisfying – "you don't just come up with good ideas, you deliver them."

So we wanted a name and a brand that represented that commitment. We believe the name **Clearfield** illustrates this commitment to designing innovative passive connectivity solutions that not only meet the unique network configuration and density requirements of our customers, but also capture their imaginations. Further, the tagline, "Ingenuity Delivered" fulfills the promise that we're committed to delivering the solutions that solve our customers' problems.

Transition Period Results

As announced earlier, the company changed its fiscal operations from a year-end of March 31st to September 30th then subsequently announced the financial results for this transition period of April 2007 to September 2007. During this period, the company experienced significant change, with the previous announced closure of the Optronics business unit and sale of APA-India. These changes significantly reduced the expense structure of the organization.

During the first quarter as a focused entity, we immediately began our pursuit of establishing an organization with a sound, financial foundation. Reversing the previous cash-burn, the Company was able to generate record revenue and post an operating profit for the quarter ended September 30, 2007.

Subsequent to the transition period, the Company was able to reverse some of the charges associated with the closure of the Optronics business unit, specifically by the elimination of the lease requirements on the Blaine facility. In this fall timeframe, the Company continued to make investments in the growth and scalability of the organization through the implementation of a company-wide information system. While not without bumps and bruises, the new system will allow our employees to increase their productivity and improve our ability to respond to our customers.

Moving Forward: The Rules of Fiber Management Have Changed

In October 2007, the Company filed for patent protection on the Clearview Cassette system, a

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB

☐ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

SEC Mail Processing Section

☒ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from April 1, 2007 to September 30, 2007.

Commission File Number 0-16106

JAN 31 2008

APA ENTERPRISES, INC.

(Exact Name of Registrant as Specified in its Charter)

Washington, DC
107

Minnesota	**41-1347235**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

5480 Nathan Lane North, Suite 120
Plymouth, Minnesota 55442
(763) 476-6866
(Address, including ZIP code and telephone number, including area code, of registrant's principal executive office)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $.01 per share
(Title of class)

Series B Preferred Share Purchase Rights
(Title of class)

Securities registered pursuant to Section 12(g) of the Act:

Indicate by check mark if the registrant is required to file reports pursuant to Section 13 or section 15(d) of the Exchange Act.

☒ YES ☐ NO

Indicate by check mark. Has the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months and (2) has been subject to the filing requirements for the past 90 days.

☒ YES ☐ NO

Indicate by check mark. Is disclosure of delinquent filers pursuant to Item 405 of Regulation S-K not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

☒ YES ☐ NO

Indicate by check mark. Is the registrant a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ YES ☒ NO

The registrant's revenues for the transition period covered by this report (April 1, 2007 – September 30, 2007) were $10,296,680.

The aggregate market value of the voting and non-voting equity held by non-affiliates of the registrant, computed by reference to the price at which the common equity was last sold as of December 12, 2007 was approximately $9,831,675.

The number of shares of common stock outstanding as of December 17, 2007 was 11,872,331.

Documents Incorporated by Reference:

Portions of our proxy statement for the annual shareholders meeting to be held in February 27, 2008 are incorporated by reference into Part III.

APA ENTERPRISES, INC.
TRANSITION REPORT ON FORM 10-KSB
TABLE OF CONTENTS

PART I

ITEM 1. DESCRIPTION OF BUSINESS.

General Development of Business.

APA Enterprises, Inc. ("APA" or the "Company"), formerly APA Optics, Inc., is a Minnesota corporation which was founded in 1979. Our corporate headquarters is located at 5480 Nathan Lane North, Suite 120, Plymouth, MN 55442 and our corporate website is www.apaenterprises.com. The information available on our website is not part of this Report.

The Company previously reported its operations activities in two segments, Optronics (comprising the activities in Blaine, Minnesota, Aberdeen, South Dakota, and India) and APA Cables and Networks, Inc. ("APACN"). In 2007, the Company discontinued all activity in the Optronics segment and its business now consists solely of the business of APACN.

Description of Business

APA is a manufacturer and seller of telecommunications equipment. Through APACN, APA provides telecommunications service providers, as well as commercial and industrial original equipment manufacturers ("OEM's") a suite of modular, highly-configurable passive connectivity solutions. To date, APA has been able to successfully establish itself as a value-added supplier to its target market of independent telephone companies and cable television operators as well as OEMs who value a high level of engineering services as part of their procurement process. APACN has expanded its product offerings and broadened its customer base since its inception four years ago.

APA continues to invest in the expansion of its sales and engineering programs in the broadband service provider market for the development of increased revenue in the future.

APA offers a broad range of telecommunications equipment and products Its broad range of product offerings include the design and manufacture of standard and custom connectivity products such as fiber distribution systems, optical components, Outside Plant ("OSP") cabinets, and fiber and copper cable assemblies that serve the communication service provider including Fiber-to-the-Home ("FTTH"), large enterprise, and OEM markets. APA maintains a range of engineering and technical knowledge in-house that works closely with customers to develop, customize and enhance products from design through production. Most products are produced at APA's plant in Plymouth, Minnesota with support from a network of global manufacturing partners. APACN produces these products on both a quick-turn and scheduled delivery basis.

Products

- Fiber Distribution Central Office Frame Systems APA Fiber Distribution Systems ("FDS") are high density, easy access fiber distribution panels and cable management systems that are designed to reduce installation time, guarantee bend radius protection and improve traceability. In the 144-port count configuration, APA is the industry leader for density, saving the customer expensive real estate in the central office. The product line fully supports a wide range of panel configurations, densities, connectors, and adapters that can be utilized on a stand-alone basis or integrated into the panel system. The unique interchangeable building block design delivers feature solutions which are able to meet the needs of a broad range of network deployments.

- Fiber Distribution Outside Plant Cabinets APA's Fiber Scalability Center ("FSC") is a modular and scalable fiber distribution platform designed for "grow-as-you-go cost containment" as fiber goes beyond the control of a central office and closer to the user. This allows rollout of FTTH services by communication service providers without a large initial expense. Each outside plant cabinet stores feeder and distribution splices, splitters, connectors and slack cable neatly and compactly, utilizing field-tested designs to maximize bend radius protection, connector access, ease of cable routing and physical protection, thereby minimizing the risk of fiber damage. The FSC product has been designed to scale with the application environment as demand requires and to reduce service turn-up time for the end-user.

- Optical Components APA packages optical components for signal coupling, splitting, termination, multiplexing, demultiplexing and attenuation to seamlessly integrate with the APACN Fiber Distribution products in the central office and outside plant environments. This value-added packaging allows the customer to source from a single supplier and reduce space requirements. The products are built and tested to meet the strictest industry standards ensuring customers trouble-free performance in extreme outside plant environments.

- Cable Assemblies APA manufactures high quality fiber and copper assemblies with an industry-standard or customer-specified configuration. Industry-standard assemblies built include but are not limited to: single mode fiber, multimode fiber, multi-fiber, CATV node assembly, DS1 Telco, DS 3 (734/735) coax, Category 5e and 6, SCSI, Token Ring, and V.35. In addition, APACN's engineering services team works alongside the engineering design departments of our OEM customers to design and manufacture custom solutions for both in-the-box as well as network connectivity assemblies specific to that customer's product line.

Marketing and Distribution

APA markets its products in the United States through a direct field sales force supported by an internal customer sales and support team. This internal team works proactively with the outside sales force to maintain a high level of customer contact through regular communication of product availability, order processing and status along with and delivery information. APACN works closely with its target customers to configure the Company's product platform to the client's unique requirements. Our high level of customer service helps bring new products to markets with the design input from our customers and network of consulting engineering firms. To ensure we cover all markets we leverage our internal customer support team with a combination of manufacturer representative organizations

Competition

Competitors for the FDS and FSC markets, include but are not limited to, ADC Telecommunications, Inc., Corning Cabling Systems, Inc., OFS (Furukawa Electric North America, Inc.), Telect Inc., Alcatel, Inc., and Tyco Electronics, Inc. Nearly all of these firms are substantially larger than APACN and as a result may be able to procure pricing for necessary components and labor at much lower prices. Competition for the custom fiber and copper termination services for cable assemblies is intense. Competitors range from small, family-run businesses to very large contract manufacturing facilities. APA believes that it has a competitive advantage with customers who require quick-turn, high-performance customized products, and that it is at competitive disadvantage with customers who principally seek large volume commodity products.

Sources of Materials and Outsourced Labor

Numerous purchased materials, components, and labor, are used in the manufacturing of the Company's products. Most of these are readily available from multiple suppliers. However, some critical components and outsourced labor are purchased from a single or a limited number of suppliers. The loss of access to some components and outsourced labor would have an adverse effect on our ability to deliver products on a timely basis and on our financial performance.

Patents and Intellectual Property

As of September 30, 2007, we had 12 patents issued in the United States and two pending patent applications inside and outside the United States that relate to the now discontinued Optronics business. These patents have been reviewed by an independent outside intellectual property broker. It was determined there is no immediate market for these patents and the Company has ceased paying maintenance fees for these patents.

Major Customers

Three customers comprised approximately 22% of sales for the six months ended September 30, 2007. Two customers comprised approximately 23% of total sales for the twelve months ended March 31, 2007. No single customer accounted for more than 10% of the Company's sales in fiscal 2006.

Backlog

Backlog reflects purchase order commitments for our products received from customers that have yet to be fulfilled. Backlog orders are generally shipped within three months. The Company had backlogs of $1,396,000 as of September 30, 2007, $1,183,000 as of March 31, 2007 and $1,383,000 as of March 31, 2006.

Research and Development

We believe that the communication industry environment is constantly evolving and our success depends on our awareness of and our response to these changes. Our focus is to analyze the environment and technology and work to develop products that simplify our customers' lives by developing innovative high quality products utilizing modular design wherever possible. We believe our design and engineering teams are highly responsive and nimble. We have empowered this group to take calculated risks which result in our ability to bring products to market in a manner that we believe is faster than some of our larger competitors. Our financial resources are not unlimited so we make special effort to target areas where we see niche opportunities.

Employees

As of September 30, 2007, the Company had 107 full-time employees, mainly in Plymouth, MN. Our future performance is dependent on our ability to attract, train, and retain highly qualified personnel. The loss of one or more key employees could negatively impact the Company.

Factors That May Affect Future Results

The statements contained in this Annual Report on Form 10-KSB that are not purely historical are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding the Company's expectations, hopes, beliefs, anticipations, commitments, intentions and strategies regarding the future. Forward-looking statements include, but are not limited to, statements contained in "Item 1. Description of Business" and "Item 6. Management's Discussion and Analysis or Plan of Operation." Actual results could differ from those projected in any forward-looking statements for the reasons, among others, detailed below. We believe that many of the risks detailed here are part of doing business in the industry in which we compete and will likely be present in all periods reported. The fact that certain risks are characteristic to the industry does not lessen the significance of the risk. The forward-looking statements are made as of the date of this Report on Form 10-KSB and we assume no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.

Our Results of Operations

Unless we generate significant revenue growth, our expenses and negative cash flow will significantly harm our financial position.

We have not been profitable since fiscal 1990. As of September 30, 2007, we had an accumulated deficit of approximately $40 million. We may incur operating losses for the foreseeable future, and these losses may be substantial. Further, we may continue to incur negative operating cash flow in the future. We have funded our operations primarily through the sale of equity securities and borrowings. The discontinuation of the Optronics business unit will result in a significant reduction in cash outflow in the form of fixed costs associated with manufacturing, sales and marketing, product development and administrative expenses. We will need to demonstrate continued growth in revenues while containing costs and operating expenses if we are to achieve profitability.

Our Products and Introduction of New Products

We must introduce new products and product enhancements to increase revenue.

The successful operation of our business depends on our ability to anticipate market needs and develop and introduce new products and product enhancements that respond to technological changes or evolving industry standards on a timely and cost-effective basis. Our products are complex, and new products may take longer to develop than originally anticipated. These products may contain defects or have unacceptable manufacturing yields when first introduced or as new versions are released. Our products could quickly become obsolete as new technologies are introduced or as other firms introduce lower cost alternatives. We must continue to develop leading-edge products and introduce them to the commercial market quickly in order to be successful. Our failure to produce technologically competitive products in a cost-effective manner and on a timely basis will seriously harm our business, financial condition and results of operations.

Our products may infringe on the intellectual property rights of others.

Our products are sophisticated and rely on complicated manufacturing processes.

We may make additional strategic changes in our product portfolio, but our strategic changes and restructuring programs may not yield the benefits that we expect.

The impact of potential changes to our product portfolio and the effect of such changes on our business, operating results and financial condition, are unknown at this time. If we acquire other businesses in our areas of strategic focus, assimilating these businesses and their products, services, technologies and personnel into our operations may be challenging. These difficulties could disrupt our ongoing business, distract our management and workforce, increase our expenses and adversely affect our operating results and financial condition. In addition to these integration risks, if we acquire new businesses, we may not realize all of the anticipated benefits of these acquisitions, and we may not be able to retain key management, technical and sales personnel after an acquisition. Divestitures or elimination of existing businesses or product lines could also have disruptive effects and may cause us to incur material expenses.

Manufacturing and Operations

Our dependence on outside manufacturers may result in product delivery delays.

We have increased our reliance on the use of contract manufacturers to make our products. If these contract manufacturers do not fulfill their obligations or if we do not properly manage these relationships, our existing customer relationships may suffer.

We may be required to rapidly increase our manufacturing capacity to deliver our products to our customers in a timely manner.

We have limited experience in rapidly increasing our manufacturing capacity or in manufacturing products at high volumes. If demand for our products significantly increases, we may be required to hire, train and manage additional manufacturing personnel and improve our production processes in order to increase our production capacity. There are numerous risks associated with rapidly increasing capacity, including:

- Difficulties in achieving adequate yields from new manufacturing lines,
- Difficulty maintaining the precise manufacturing processes required by our products while increasing capacity,
- The inability to timely procure and install the necessary equipment, and
- Lack of availability of qualified manufacturing personnel.

If we apply our capital resources to expanding our manufacturing capacity in anticipation of increased customer orders, we run the risk that the projected increase in orders will not be realized. If anticipated levels of customer orders are not received, we will not be able to generate positive gross margins and profitability.

We are dependent upon skilled employees; If we lose the services of our key personnel our ability to execute our operating plan, and our operating results, may suffer.

Our future performance depends in part upon the continued service and contributions of key management, engineering, sales and marketing personnel, many of whom would be difficult to replace quickly. If we lose any of these key personnel, our business, operating results and financial condition could be materially adversely affected or delay the development or marketing of existing or future products. Competition for these personnel is intense and we may not be able to retain or attract such personnel. Our success will depend in part upon our ability to attract and retain additional personnel with the highly specialized expertise necessary to generate revenue and to engineer, design and support our products and services.

Markets and Market Conditions

Demand for our products is subject to significant fluctuation. Adverse market conditions in the communications equipment industry and any slowdown in the United States economy may harm our financial condition.

Demand for our products is dependent on several factors, including capital expenditures in the communications industry. Capital expenditures can be cyclical in nature and result in protracted periods of reduced demand for component parts. Similarly, periods of slow economic expansion or recession can result in periods of reduced demand for our products. Such periods of reduced demand will harm our business, financial condition and results of operations. Changes to the regulatory requirements of the telecommunications industry could also affect market conditions, which could also reduce demand for our products.

Our industry is highly competitive and subject to pricing pressure.

Competition in the communications equipment market is intense. We have experienced and anticipate experiencing increasing pricing pressures from current and future competitors as well as general pricing pressure from our customers as part of their cost containment efforts. Many of our competitors have more extensive engineering, manufacturing, marketing, financial and personnel resources than we do. As a result, these competitors may be able to respond more quickly to new or emerging technologies and changes.

Declining average selling prices for our fiber optic products will require us to reduce production costs to effectively compete and market these products.

Market pressure for lower prices for our category of products continues to be strong. We expect this trend to continue. To achieve profitability in this environment we must continually decrease our costs of production as well as improve the value proposition of the products we offer. In order to reduce our production costs, we will continue to pursue one or more of the following:

- Seek lower cost suppliers of raw materials or components.
- Work to further automate our assembly process.
- Develop value-added solutions.
- Seek offshore sources for manufacturing and assembly services.

We will also seek to form strategic alliances with companies that can supply these services. Decreases in average selling prices also require that we increase unit sales to maintain or increase our revenue. There can be no guarantee that we will achieve these objectives. Our inability to decrease production costs or increase our unit sales could seriously harm our business, financial condition and results of operations.

Our markets are characterized by rapid technological changes and evolving standards.

The markets we serve are characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. In developing our products, we have made, and will continue to make, assumptions with respect to which standards will be adopted within our industry. If the standards that are actually adopted are different from those that we have chosen to support, our products may not achieve significant market acceptance.

Conditions in global markets could affect our operations.

We source key materials and products globally and as such are subject to the risks of conducting business internationally. Those risks include but are not limited to:

- local economic and market conditions;
- political and economic instability;
- fluctuations in foreign currency exchange rates;
- tariffs and other barriers and restrictions;
- geopolitical and environmental risks; and
- changes in diplomatic or trade relationships and natural disasters.

We cannot predict whether our business operations and reliance in these markets will be affected adversely by these conditions.

Our profitability can be adversely affected due to increased raw material costs

Our manufacturing costs may be impacted by unanticipated increases in raw material costs during the time span between the cost quotes and actual procurement of raw materials. The impact can be significant for purchase orders requiring multiple scheduled deliveries. Whereas we may be able to approach some of the customers for costs adjustments, there is no assurance that we would be successful in obtaining these adjustments. Failure to obtain price adjustments would result in decreased profitability and/or losses.

Our inventory of raw material and supplies may incur significant obsolescence

Our market demands rapid turn around from receipt of purchase orders to shipping of the products. We maintain significant inventory of raw materials and supplies to meet this demand resulting in risk of inventory obsolescence. Whereas we anticipate and make provisions for a reasonable fraction of inventory obsolescence, a significant higher level of obsolescence can adversely impact our profitability.

Our Customers

Our sales could be negatively impacted if one or more of our key customers substantially reduce orders for our products.

If we lose a significant customer, our sales and gross margins would be negatively impacted. In addition, the loss of sales may require us to record impairment, restructuring charges or exit a particular business or product line.

Consolidation among our customers could result in our losing a customer or experiencing a slowdown as integration takes place.

It is likely that there will be increased consolidation among our customers in order for them to increase market share and achieve greater economies of scale. Consolidation is likely to impact our business as our customers focus on integrating their operations and choosing their equipment vendors. After a consolidation occurs, there can be no assurance that we will continue to supply the surviving entity.

Customer payment defaults could have an adverse effect on our financial condition and results of operations.

As a result of competitive conditions in the telecommunications market, some of our customers may experience financial difficulties. It is possible that customers from whom we expect to derive substantial revenue will default or that the level of defaults will increase. Any material payment defaults by our customers would have an adverse effect on our results of operations and financial condition.

<u>Performance Requirements and Performance of our Products</u>

Our products may have defects that are not detected before delivery to our customers.

Some of the Company's products are designed to be deployed in large and complex networks and must be compatible with other components of the system, both current and future. Our customers may discover errors or defects in our products only after they have been fully deployed. In addition, our products may not operate as expected over long periods of time. If we are unable to fix errors or other problems, we could lose customers, lose revenues, suffer damage to our brand and reputation, and lose our ability to attract new customers or achieve market acceptance. Each of these factors would negatively impact cash flow and would seriously harm our business, financial condition and results of operations.

Product defects could cause us to lose customers and revenue or to incur unexpected expenses.

If our products do not meet our customers' performance requirements, our customer relationships may suffer. Also, our products may contain defects. Any failure or poor performance of our products could result in:

- delayed market acceptance of our products;
- delays in product shipments;
- unexpected expenses and diversion of resources to replace defective products or identify the source of errors and correct them;
- damage to our reputation and our customer relationships;
- delayed recognition of sales or reduced sales; and
- product liability claims or other claims for damages that may be caused by any product defects or performance failures.

Intellectual Property

If we are unable to adequately protect our intellectual property, third parties may be able to use our technology, which could adversely affect our ability to compete in the market.

We rely principally on trade secret protection for our confidential and proprietary information. We have taken security measures to protect our proprietary information and trade secrets, but these measures may not provide adequate protection. While we seek to protect our proprietary information by entering into confidentiality agreements with employees, collaborators and consultants, we cannot assure you that our proprietary information will not be disclosed, or that we can meaningfully protect our trade secrets. In addition, our competitors may independently develop substantially equivalent proprietary information or may otherwise gain access to our trade secrets.

Intellectual property litigation could harm our business.

It is possible that we may have to defend our intellectual property rights in the future. In the event of an intellectual property dispute, we may be forced to litigate or otherwise defend our intellectual property assets. Intellectual property litigation can be extremely expensive, and this expense, as well as the consequences should we not prevail, could seriously harm our business.

If a third party claimed an intellectual property right to technology we use, we might be forced to discontinue an important product or product line, alter our products and processes, pay license fees or cease certain activities. We may not be able to obtain a license to such intellectual property on favorable terms, if at all.

Executive Officers

The following is a list of our executive officers, their ages, positions and offices as of September 30, 2007.

Name	*Age*	*Position*
Cheryl Beranek Podzimek	44	Chief Executive Officer/President of APA Enterprises, Inc.
Bruce G. Blackey	56	Chief Financial Officer

Cheryl Beranek Podzimek joined APACN in July 2003 as President. Ms. Podzimek was appointed CEO and President of APA Enterprises, Inc in June of 2007. Ms. Podzimek was previously President of Americable, which was acquired by APACN in June 2003. She served as President of Americable from 2002 to 2003. From 2001 to 2002 Ms. Podzimek was Chief Operating Officer of Americable. Previously, Ms. Podzimek held a variety of lead marketing positions with emerging high-growth technology companies. She served as Vice President of Marketing from 1996-2001 at Transition Networks, a manufacturer of network connectivity products, Director of Marketing from 1992 to 1996 at Tricord Systems, an early stage multi-processor based super server manufacturer, and Director of Marketing from 1988 to 1992 at Digi International, a designer and manufacturer of connectivity products. Earlier in her career Ms. Podzimek held marketing positions for non-profit organizations, including the City of Fargo, the Metropolitan Planning Commission of Fargo/Moorhead and North Dakota State University. Ms. Podzimek holds a Bachelor of Science Degree from Southwest Minnesota State University and a Masters of Science Degree from North Dakota State University.

Bruce G. Blackey joined APA Enterprises in June of 2007 as Chief Financial Officer. Mr. Blackey has extensive experience in finance and administration and has worked as an independent business consultant and interim CFO from 2001 to the present for several companies. Mr. Blackey held the position of CFO with Tiro Industries a contract manufacturing firm serving the cosmetic industry from 1997 to 2001. Prior to that he held the senior financial position with Conwed Plastics, a manufacturer of plastic netting from 1988 to 1997. Mr. Blackey holds a Bachelors of Science degree in Accounting from the Carlson School of Business, University of Minnesota.

ITEM 2. PROPERTY

We own a 24,000 square foot production facility in Aberdeen, South Dakota, which is partially leased and occupied. (See note S in the Financial Statements included in Item 7 of this Form 10-KSB.)

APACN leases a 30,000 square foot facility in Plymouth, Minnesota consisting of office, manufacturing and warehouse space.

On October 30, 2007 we purchased and immediately sold an industrial building at 2950 N.E. 84th Lane, Blaine Minnesota that we leased from Jain-Olsen Properties as our former corporate offices. We exercised an option to buy the building in August 2007 as contained in our lease. (See Note S in the Financial Statements included in Item 7 this Form 10-KSB.)

ITEM 3. LEGAL PROCEEDINGS.

None

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS'

On August 23, 2007, the Company held its Annual Meeting of Shareholders. At the meeting, the shareholders elected as directors Anil K. Jain (with 10,510,517 shares voting for and 182,211 withheld), John G. Reddan (with 10,343,366 shares voting for and 349,362 withheld), Ronald G. Roth (with 10,630,132 shares voting for and 62,596 withheld), Stephen A. Zuckerman (with 8,686,251 shares voting for and 2,006,477 withheld), Cheryl B. Podzimek (with 10,630,132 shares voting for and 62,596 withheld) and Donald R. Hayward (with 10,627,482 shares voting for and 6,246 withheld)

The shareholders also approved the amendment of the Bylaws of the Company to permit uncertified shares (with 5,700,474 shares voting for; 243,943 against; 50,950 abstain and 4,697,361 broker non-vote).

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND SMALL BUSINESS ISSUER PURCHASES OF EQUITY SECURITIES.

Our common stock is traded on The Nasdaq Global Market under the symbol "APAT." The following table sets forth the quarterly high and low sales prices for our common stock for each quarter of the past two fiscal years as reported by Nasdaq.

Transition Period Ended September 30, 2007	High	Low
Quarter ended June 30, 2007	$1.48	$1.12
Quarter ended September 30, 2007	1.17	0.75

Fiscal 2007	High	Low
Quarter ended June 30, 2006	$2.23	$1.25
Quarter ended September 30, 2006	1.59	1.21
Quarter ended December 31, 2006	1.56	1.25
Quarter ended March 31, 2007	1.67	1.21

Fiscal 2006	High	Low
Quarter ended June 30, 2005	$1.62	$1.20
Quarter ended September 30, 2005	1.48	1.18
Quarter ended December 31, 2005	1.35	1.10
Quarter ended March 31, 2006	2.01	1.17

There were approximately 318 holders of record of our common stock as of September 30, 2007.

We have never paid cash dividends on our common stock. The loan agreement relating to certain bonds issued by the South Dakota Economic Development Finance Authority, paid off in fiscal 2007, restricted our ability to pay dividends. We do not intend in the foreseeable future to pay cash dividends on our common stock.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Change in Year End

In June 2007, we elected to change our fiscal year end from March 31 to September 30. In view of this change, this Item 6, Management's Discussion and Analysis or Plan Operation ("MD&A") compares the consolidated financial statements as of and for the six months ended September 30, 2007 (the transition period) with the consolidated financial statements as of and for the six months ended September 30, 2006. References to 2007 refer to the transition period unless otherwise specified. We have included summary information from the consolidated financial statements for the six months ended September 30, 2006 in the MD&A for these periods for comparability purposes and also in Note B to the consolidated financial statements (see Item 7). We are also including a discussion and analysis of our financial statements for the years ended March 31, 2007 and 2006.

Throughout the MD&A, data for all periods except as of and for the six months ended September 30, 2006, are derived from our audited consolidated financial statements, which appear in this report. All data as of and for the six months ended September 30, 2006, are derived from our unaudited financial statements, which are not presented herein

General

The Company is exclusively focused on the growth of its sole subsidiary APA Cables and Networks, Inc. (APACN). During the quarter ended June 30, 2007 the Company discontinued its Optronics business.

APACN is engaged in the design, manufacture, distribution, and marketing of a variety of fiber optics and copper components to the data communication and telecommunication industries. APACN's primary manufactured products include standard and custom fiber optic cable assemblies, copper cable assemblies, Outside Plant (OSP) cabinets, value–added fiber optics frames, panels and modules.

Application of Critical Accounting Policies

In preparing our consolidated financial statements, we make estimates, assumptions and judgments that can have a significant impact on our revenues, loss from operations and net loss, as well as on the value of certain assets and liabilities on our consolidated balance sheet. We believe that there are several accounting policies that are critical to an understanding of our historical and future performance, as these policies affect the reported amounts of revenues, expenses and significant estimates and judgments applied by management. While there are a number of accounting policies, methods and estimates affecting our consolidated financial statements, areas that are particularly significant include:

- Stock option accounting;
- Accounting for income taxes; and
- Valuation and evaluating impairment of long-lived assets and goodwill.

Stock Option Accounting

We adopted Statement of Financial Accounting Standards No. 123—revised 2004 ("SFAS 123R"), "Share-Based Payment," using the modified prospective transition method, which requires the application of the accounting standard as of April 1, 2006, the first day of our fiscal year 2007. Our consolidated financial statements as of and for the twelve months ended March 31, 2007 reflect the impact of SFAS 123R. The compensation expense impacted both basic and diluted loss per share by less than $0.01 for both the six months ended September 30, 2007 and the twelve months ended March 31, 2007. The Company recorded $18,477 and $50,353 respectively, of related compensation expense for the six months ended September 30, 2007 and the twelve month period ended March 31, 2007. As of September 30, 2007, $71,389 of total unrecognized compensation expense related to non-vested awards is expected to be recognized over a weighted average period of approximately 2.8 years. In accordance with the modified prospective transition method, our consolidated financial statements for prior periods have not been restated and do not include the impact of compensation expense calculated under SFAS 123R.

For purposes of determining estimated fair value of stock-based payment awards on the date of grant under SFAS 123(R), the Company used the Black-Scholes Model. The Black-Scholes Model requires the input of certain assumptions that require subjective judgment. Because employee stock options have characteristics significantly different from those of traded options, and because changes in the input assumptions can materially affect the fair value estimate, the existing models may not provide a reliable single measure of the fair value of the employee stock options. Management will continue to assess the assumptions and methodologies used to calculate estimated fair value of stock-based compensation. Circumstances may change and additional data may become available over time, which could result in changes to these assumptions and methodologies and thereby materially impact our fair value determination.

Accounting for Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income tax liability in each of the jurisdictions in which we do business. This process involves estimating our actual current tax expense together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. We must then assess the likelihood that these deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not more likely than not or unknown, we must establish a valuation allowance.

Management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our deferred tax assets. At September 30, 2007, we have recorded a full valuation allowance of approximately $13,956,000 against our deferred tax assets, due to uncertainties related to our ability to utilize our deferred tax assets, consisting principally of certain net operating losses carried forward. The valuation allowance is based on our estimates of taxable income by jurisdiction and the period over which our deferred tax assets will be recoverable. The Company had U.S. federal and state net operating loss (NOL) carry forwards of approximately $34,201,000 which expire in fiscal years 2008 to 2027. To date the Company has not completed a "Section 382" analysis. If certain ownership changes occurred under Internal Revenue Code Section 382, there may be further limitations on the usage of the net operating loss carry forwards.

Realization of the NOL carry forwards and other deferred tax temporary differences are contingent on future taxable earnings. The deferred tax asset was reviewed for expected utilization using a "more likely than not" approach as required by SFAS No. 109, "Accounting for Income Taxes," by assessing the available positive and negative evidence surrounding its recoverability.

We will continue to assess and evaluate strategies that will enable the deferred tax asset, or portion thereof, to be utilized, and will reduce the valuation allowance appropriately at such time when it is determined that the "more likely than not" approach is satisfied.

During the fiscal year ended September 30, 2007, the Company recorded a deferred income tax expense of $48,540 for the book and income tax basis difference in goodwill on acquisitions.

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" - an interpretation of FASB Statement No. 109, "Accounting for Income Taxes" ("FIN 48"), which clarifies the accounting for income tax provisions. FIN 48 prescribes a recognition threshold and measurement attribute for recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognize in the financial statements the impact of a tax position. Recognition is allowed if the tax position is more likely than not to be sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 became effective for the Company on April 1, 2007. The adoption of this statement did not have a material impact on the Company's consolidated financial position or results of operations.

Valuation and evaluating impairment of long-lived assets and goodwill

The Company records the excess of purchase cost over the fair value of net tangible assets of acquired companies as goodwill or other identifiable intangible assets. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets," in the last quarter of each year, or as an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount, the Company completes the impairment testing of goodwill primarily utilizing a discounted cash flow method.

Determining market values using a discounted cash flow method requires the Company to make significant estimates and assumptions, including long-term projections of cash flows, market conditions and appropriate discount rates. The Company's judgments are based on historical experience, current market trends, consultations with external valuation specialists and other information. While the Company believes that the estimates and assumptions underlying the valuation methodology are reasonable, different estimates and assumptions could result in a different outcome. The Company generally develops these forecasts based on recent sales data for existing products, planned timing of new product launches, and estimated expansion of the FTP market.

If the carrying amount of a reporting unit exceeds its fair value, the Company measures the possible goodwill impairment loss based on an allocation of the estimate of fair value of the reporting unit to all of the underlying assets and liabilities of the reporting unit, including any previously unrecognized intangible assets. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized to the extent that a reporting unit's recorded goodwill exceeds the implied fair value of goodwill. This test for the period ended September 30, 2007 resulted in no change to goodwill from the prior period. The test for fiscal year ended March 31, 2007 indicated that goodwill related to APACN was impaired. Accordingly, the Company recognized a non-cash, pre-tax impairment charge of $852,000 ($519,717, after tax) in the quarter ended March 31, 2007.

The Company evaluates the recoverability of its long lived assets in accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 required recognition of impairment of long lived assets in the event that events or circumstances indicate an impairment may have occurred and when the net book value of such assets exceeds the future undiscounted cash flow attributed to such assets. We assess the impairment of long lived assets whenever events or changes in circumstances indicate that that the carrying value may not be recoverable. No impairment of long-lived assets has occurred during the periods ended September 30, 2007, March 31, 2007 and 2006.

New Accounting Pronouncements

In June 2006, the FASB ratified the consensuses of Emerging Issues Task Force (EITF) Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)" (EITF 06-3). EITF 06-3 indicates that the income statement presentation on either a gross basis or a net basis of the taxes within the scope of the Issue is an accounting policy decision. Our accounting policy is to present the taxes within the scope of EITF 06-3 on a net basis. The adoption of EITF 06-3 during the transition period ended September 30, 2007 did not result in a change to our accounting policy and, accordingly, did not have a material effect on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurement but does not require any new fair value measurements. SFAS No. 157 is effective for financial statement issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently evaluating the impact of SFAS No. 157 on our financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115, or SFAS No. 159." SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. SFAS No. 159 applies to all entities, including not-for-profit organizations. The provisions of SFAS No. 159 are effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of SFAS No. 159 on our financial statements.

Contractual Obligations

Our contractual obligations and commitments are summarized in the table below (in 000's):

	Total	Less than 1 Year	1-3 years	4-5 years	After 5 years
Long-term debt (1)	$ 163	$ 68	$ 95	$ 0	$ 0
Operating leases	1,720	347	839	534	0
Total Contractual Cash Obligations	$ 1,883	$ 415	$ 934	$ 534	$ 0

(1) Includes fixed interest ranging from 0.62 to 8.45%.

Results of Operations

Six months ended September 30, 2007 compared to six months ended September 30, 2006

Revenues for the six months ended September 30, 2007 increased 3% to $10,297,000 from sales of $9,963,000 for the comparable six month period in 2006. This increase is attributable to the continued acceptance of the Company's products within the FTTH market resulting from increased sales and marketing activities during the most recent six months ended September 30, 2007. Sales to broadband service providers and commercial data networks, include custom fiber distribution systems, associated cable assemblies and optical components, were $7,672,000 or 75% of revenue. Sales to OEMs, consisting primarily of fiber optic and copper cable assemblies produced to customer design specifications, were $2,625,000, or 25% of revenue. This compares to 76% for broadband and commercial data networks and 24% for OEMs in the prior comparable period for 2006. APA's revenue growth is highly dependent upon capital expenditures in the communications equipment industry, our ability to develop and introduce new products, and our ability to acquire and retain business in a competitive industry.

Gross profit for the six months ended September 30, 2007 was $3,218,000, or 31% of revenues, compared to $2,910,000, or 29% of revenues, in 2006. The increase of $308,000 or 11% over the prior year is attributable to product mix and the results of the continuing improvement in ongoing programs to reduce product costs through a combination of aggressive product re-design, process improvement and global sourcing of components and outside manufacturing.

There have been no research and development expenses for the on-going business.

S G & A expenses for the six months ended September 30, 2007 were $3,685,000 compared to $2,954,000 for the comparable period in 2006. The increase of $731,000 is the result of two factors: a significant investment in sales and marketing and the recognition of the severance agreement to Anil Jain in the amount of $397,000 recorded in the first quarter of the transition period. The Company expects to realize increased sales as a result of its investment in sales and marketing.

There were no goodwill impairment charges for the period ended September 30, 2007 and there were none for the comparable period in 2006.

Gains on disposal of assets were $13,079 in fiscal year ending September 30, 2007 as compared to losses of $2,162 in the comparable period for prior year 2006.

Loss from operations was $376,000 in 2007 compared to income of $98,000 in 2006. This is a direct reflection of the change in operating expenses of which is primarily attributable to the one time severance accrual for Anil Jain in the amount of $397,000 in 2007. Excluding this one time expense, the operating loss would have been approximately $21,000.

Interest income for 2007 declined $47,000 to $168,000 from $215,000 for the comparable period for 2006. This is attributable primarily to lower interest rates in the 2007 period. Interest expense for 2007 declined to $7,000 from $49,000 for 2006. This reflects the payoff of the Aberdeen loan. In 2007 other expense of $31,000 reflected an adjustment to the cash surrender value of a life insurance policy on Anil Jain. In the comparable period for 2006 income of $21,000 resulted from short term rental of warehouse space.

Income taxes of $52,000 for 2007 increased $9,000 from $43,000 for 2006. Income taxes are predominantly related to timing differences related to goodwill.

Net loss from continuing operations, before taxes, was $376,000 in 2007, or $.03, per diluted share compared to income of $98,000 in 2006, or $.01 per share. Again, excluding the one-time severance accrual of $397,000, amounting to $.03 per diluted share, the Company would have recorded income of $21,000, before taxes.

Discontinued operations amounted to a loss of $915,000 for 2007 and $610,000 for the comparable period in 2006. The Company ceased all remaining operations related to the Optronics segment in June of 2007. Substantially all employees related to the Optronics segment were terminated prior to June 30, 2007. The loss from discontinued operations was comprised of the following for 2007:

- Blaine land was sold for $325,000 at a gain of $265,000
- APA India was sold at a loss of $126,566
- APA India incurred an operating loss of $64,780.
- Closure of Optronics resulted in recognition as a current expense all future lease payments on the Blaine facility of $418,044. In addition, other Optronics cost related to discontinuation were the write off of all remaining inventory at $109,871 the write down of fixed assets of $233,383, severance costs of $78,109 and general operating expenses of $149,067.

In 2006 the costs related exclusively to the operations of the Optronics segment and the consolidated operations of the India operation.

The Company's net loss amounted to $1,290,000 or $.11 per share for 2007. This is in comparison to a loss of $512,000 or $.04 per share in the comparable period in 2006. This was an increase of $778,000 over the comparable period.

Results of Operations

<u>Year ended March 31, 2007 compared to year ended March 31, 2006</u>

Revenues for the year ended March 31, 2007 were $18,364,000 versus $15,879,000 in the year ended 2006, an increase of $2,485,000 or 16%. The increase is principally attributable to an increased acceptance of the Company's products within the FTTH market resulting from increased marketing and sales activities during the fiscal years 2006 and 2007. Sales to broadband service providers and commercial data networks, include custom fiber distribution systems, associated cable assemblies and optical components, were $13,959,000 or 76% of revenue. Sales to OEMs, consisting primarily of fiber optic and copper cable assemblies produced to customer design specifications, were $4,405,000, or 24% of revenue. This compares to 67% for broadband and commercial data networks and 33% for OEMs in the prior year. APA's revenue growth is highly dependent upon capital expenditures in the communications equipment industry, our ability to develop and introduce new products, and our ability to acquire and retain business in a competitive industry.

Gross profit for the year ended in 2007 was $5,265,000 as compared to $4,513,000 in 2006 an increase of $752,000 or 17%. The increase of 1% margin reflects the improved product mix and results of ongoing programs to reduce the cost of products through a combination of product re-design, process improvement and global sourcing of components and outside manufacturing.

There have been no research and development expenses for on going business.

S, G & A expenses were $5,839,000 for the year ending March 31, 2007 as compared to $5,838,000 in 2006. The staffing levels and operational costs during these periods did not materially change.

Goodwill impairments charges relate solely to the wholly owned subsidiary APACN. In fiscal 2007 we posted a goodwill impairment charge of $852,000 to properly reflect the carrying value of the assets. The Company believes the impairment results from the less-than-expected performance of the assets acquired in the CSP and Americable acquisitions to date. We did not post an impairment charge in fiscal 2006.

Losses on disposal of assets were $1,400 in fiscal year ending March 31, 2007 as compared to gains of $3,600 in the prior year.

Loss from operations was $1,427,000 for the year ending March 31, 2007, and increased from a loss of $1,321,000 for 2006. Excluding the goodwill impairment charge, the operating loss for the period ended March 31, 2007 would have been approximately $575,000. This reduction in loss is attributable to the 16% increase in sales and the resulting margin earned of approximately $752,000.

Interest income increased approximately $58,000 to $379,000 in fiscal 2007 from $321,000 in 2006 due to an increase in investment rates of interest. Interest expense decreased approximately $42,000 to $49,000 in fiscal 2007 from $91,000 in 2006 due to the bonds held by the South Dakota Economic Development and Finance Authority being paid off in October 2006. Other income and expenses, net, decreased approximately $166,000 to $21,000 in 2007 from $187,000 in 2006.

Income taxes increased by $513,000 to a $237,000 tax benefit for 2007 from $276,000 of income tax expense in 2006. The fluctuation relates primarily to the tax benefit resulting from the goodwill impairment charge in 2007.

Loss from continuing operations was $838,000 or $.07 per share for 2007, decreased $342,000 from $1,180,000 or $.10 per share for 2006. After adjusting for the goodwill impairment of $520,000, (net of tax) the Company would have had a loss of $318,000 or $.03 per share.

Discontinued operations had a loss of $1,309,000 for 2007 or $.11 per share and $2,169,000 or $.18 per share for the comparable period in 2006. The Company ceased all remaining operations related to the Optronics segment in June of 2007. The discontinued operations consisted of the Optronics segment and the India operation. As part of discontinued operations, gains on disposal of assets at Optronics were $435,000 in fiscal year ended March 31, 2007 as compared to $1,195,000 in fiscal year ended March 31, 2006. A gain of $345,000 was recognized on the sale of two patents in June 2006.

Net loss decreased $1,202,000 to $2,147,000, or $.18 cents per share in fiscal 2007 with the wind down of the Optronics and India operations, as compared to a net loss of $3,349,000, or $.28 cents per share, in fiscal 2006.

Liquidity and Capital Resources

As of September 30 2007, our principal source of liquidity was our cash, cash equivalents and available for sale securities. Those sources total $6,130,000, compared $6,716,000 and $8,843,000 at March 31, 2007 and March 31, 2006 respectively. Our cash is invested in money market accounts and high quality auction rate securities to obtain maximum return and retain short term liquidity. We believe we have sufficient funds for operations for at least the next twelve months

Operating Activities

Net cash consumed by operating activities for the six months ended September 30, 2007 totaled $902,000. This was due primarily to our net loss from operations for the period of $1,290,000 and an increase in both accounts receivable of $629,000 and inventory of $266,000. This was offset by non-cash charges for depreciation of $214,000, a loss on sale of assets $126,000, a severance accrual for Anil Jain of $360,000 and an accrual for the lease termination of $376,000.

Net cash consumed by operating activities for the twelve months ended March 31, 2007, totaled $1,351,000. This was due primarily to the net loss from operations for the period of $2,147,000 and reducing our accounts payable and accrued expenses by $361,000 and prepaid expenses by $135,000 and sale of assets $433,000. This was offset by non cash items; depreciation of $651,000, a goodwill impairment charge of $852,000 and a reduction in inventory of $347,000. Deferred income taxes of $243,000 were a use of working capital although non-cash.

Net cash consumed by operating activities for the twelve months ended March 31, 2006, totaled $3,273,000. This was due primarily to the net loss from operations for the period of $3,349,000 and gain on sale of assets of $1,198,000, an increase of accounts receivable of $446,000 and investment in inventory of $566,000. This was offset by depreciation of $1,061,000 and an increase of prepaid expenses of $136,000 and accounts payable $808,000 to working capital. Deferred income taxes of $272,000 were source of working capital although non-cash.

Investing Activities

For the six months ended September 30, 2007, we recovered $514,000 from the sale of assets most of which were associated with discontinued operations. During the same period we purchased $2,350,000 and sold $4,975,000 of available for sale securities. This reduced our position in available for sale securities by $2,625,000. These funds were reinvested in money market accounts. During this same period we made a significant investment in our IT structure along with manufacturing equipment totaling $232,000 resulting in a net increase in cash from investing activities. For the year 2008 we do not anticipate selling any significant fixed assets. The Company will continue to invest in the necessary and appropriate manufacturing equipment to help maintain a competitive position in manufacturing capability.

In the fiscal year ended March 31, 2007, we netted approximately $2,770,000 in positive cash flow from investing activities. Investments in property and equipment of $581,000 including a new enterprise IT system at APACN and continued facility construction in India were offset in-part by $627,000 cash received from the sales of patents and excess equipment largely in our Optronics division. During the same period we purchased $17,300,000 and sold $20,025,000 of available for sale securities. This reduced our position in available for sale securities by $2,725,000 and these funds were reinvested in money market accounts.

In fiscal 2006 we netted approximately $2,884,000 in positive cash flows from investing activities after accounting for the purchase of property and equipment of $428,000 and $1,937,000 proceeds from the sale of assets, including proceeds of $1,900,000 of MOCVD equipment and licensing of two patents. During the same period we purchased $14,550,000 and sold $15,925,000 of available for sale securities. This reduced our position in available for sale securities by $1,375,000 and these funds were reinvested in money market accounts.

Financing Activities

For the six months ended September 30, 2007 we used a net of $34,000 to make scheduled debt principal payments.

In fiscal 2007 we used a net $873,000 in financing activities that was applied primarily towards the payment of long-term debt relating to our facility in Aberdeen, South Dakota.

Construction of our manufacturing facility in Aberdeen utilized certain economic incentive programs offered by the State of South Dakota and the City of Aberdeen. In August 2006, the Company paid $872,000 into an escrow account to retire the bonds. These funds, reflected as Bond Reserve Funds, were used to make final payment on the bonds on October 1, 2006, the next bond redemption date. The payment was made pursuant to a Notice of Default and Acceleration received by the Company. The primary reason for the notice was related to the Company ceasing all of its South Dakota operations in the latter part of fiscal year 2006 as part of its consolidation of manufacturing operations. The Company made timely interest and principal payments, and the reason for the notice was not related to the payments.

In fiscal 2006, we used $99,000 in financing activities, primarily to pay down long-term debt relating to our facility in Aberdeen, South Dakota.

The Company believes that its current cash, short-term investments and cash flow from operations will be sufficient to meet its working capital and investment requirements for the next 12 months. However, future growth, including potential acquisitions, may require the Company to raise capital through additional equity or debt financing. There can be no assurance that any such financing would be available on commercially acceptable terms.

ITEM 7. FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
APA Enterprises, Inc.

We have audited the accompanying consolidated balance sheets of APA Enterprises, Inc. and subsidiaries as of September 30, 2007, March 31, 2007 and March 31, 2006, and the related consolidated statements of operations, shareholders' equity and cash flows for the six months ended September 30, 2007 and the years ended March 31, 2007 and 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of APA Enterprises, Inc. and subsidiaries as of September 30, 2007, March 31, 2007 and March 31, 2006 and the consolidated results of its operations and its cash flows for the six months ended September 30, 2007 and the years ended March 31, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note C to the consolidated financial statements, the Company has restated March 31, 2007 and 2006 consolidated financial statements to reflect the reclassification of its Auction Rate Securities from cash and cash equivalents to available for sale securities. As discussed in Note A to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Statement No. 123 (R), *Share-Based Payments* effective April 1, 2006.

/s/ Grant Thornton LLP

Minneapolis, Minnesota
December 21, 2007

APA Enterprises, Inc.

CONSOLIDATED BALANCE SHEETS

	September 30, 2007	March 31, 2007 (Restated)	March 31, 2006 (Restated)
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	$ 3,304,645	$ 1,266,176	$ 668,344
Available for sale securities	2,825,000	5,450,000	8,175,000
Accounts receivable, net	2,418,651	1,697,811	1,853,428
Inventories	1,595,282	1,312,681	1,685,472
Other current assets	102,473	138,199	139,802
Current assets of discontinued operations	-	367,325	454,482
Total current assets	10,246,051	10,232,192	12,976,528
PROPERTY, PLANT AND EQUIPMENT, net	1,773,739	1,656,011	1,592,536
PROPERTY, PLANT AND EQUIPMENT, DISCONTINUED OPERATIONS	-	554,879	1,030,876
OTHER ASSETS			
Goodwill	2,570,511	2,570,511	3,422,511
Other	281,589	307,122	225,147
Notes receivable	469,678	-	-
Long term assets of discontinued operations	-	401,843	345,973
TOTAL OTHER ASSETS	3,321,778	3,279,476	3,993,631
TOTAL ASSETS	$ 15,341,568	$ 15,722,558	$ 19,593,571

The accompanying notes are an integral part of these financial statements.

APA Enterprises, Inc.

CONSOLIDATED BALANCE SHEETS –Continued

	September 30, 2007	March 31, 2007	March 31, 2006
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES			
Current maturities of long term debt	$ 68,215	$ 69,528	$ 22,481
Accounts payable	1,176,280	916,509	1,237,066
Accrued compensation	958,023	815,626	691,568
Accrued expenses	107,209	93,251	66,176
Current liabilities of discontinued operations	205,885	115,812	1,705,904
Total current liabilities	2,515,612	2,010,726	3,723,195
LONG-TERM DEBT, net of current maturities	95,207	128,071	18,480
DEFERRED RENT	85,059	78,116	-
DEFERRED INCOME TAXES	77,701	29,161	272,454
OTHER LONG TERM LIABILITIES	150,470	-	-
LONG TERM OBLIGATIONS OF DISCONTINUED OPERATIONS	204,832	-	-
Total Liabilities	3,128,881	2,246,074	4,014,129
SHAREHOLDERS' EQUITY			
Undesignated shares, 4,999,500 authorized shares: no shares issued and outstanding	-	-	-
Preferred stock, $.01 par value; 500 shares; no shares outstanding	-	-	-
Common stock. $ .01 par value; 50,000,000 authorized shares; 11,872,331 shares issued and outstanding at September 30, 2007, March 31, 2007 and March 31, 2006	118,723	118,723	118,723
Additional paid-in capital	52,037,207	52,018,729	51,968,366
Accumulated other comprehensive loss	-	(8,164)	(2,153)
Accumulated deficit	(39,943,243)	(38,652,804)	(36,505,494)
TOTAL SHAREHOLDERS' EQUITY	12,212,687	13,476,484	15,579,442
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 15,341,568	$ 15,722,558	$ 19,593,571

The accompanying notes are an integral part of these financial statements.

APA Enterprises, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Six Months Ended September 30, 2007	Years Ended March 31, 2007	Years Ended March 31, 2006
Revenues	$ 10,296,680	$ 18,363,836	$ 15,879,309
Cost of revenues	7,079,023	13,098,972	11,365,954
Gross profit	3,217,657	5,264,864	4,513,355
Operating expenses:			
Selling, general and administrative	3,684,694	5,838,513	5,838,239
Goodwill impairment charge	-	852,000	-
(Gain) loss on sale of assets, net	(13,079)	1,435	(3,598)
	3,671,615	6,691,948	5,834,641
Loss from continuing operations	(453,958)	(1,427,084)	(1,321,286)
Interest income	167,881	378,977	321,239
Interest expense	(7,148)	(49,079)	(90,818)
Other income(expense), net	(30,754)	21,476	186,578
	129,979	351,374	416,999
Loss from continuing operations before income taxes	(323,979)	(1,075,710)	(904,287)
Income tax expense (benefit)	51,640	(237,493)	275,571
Net loss from continuing operations	(375,619)	(838,217)	(1,179,858)
Net loss from discontinued operations	(1,071,010)	(1,743,961)	(3,363,687)
Gain on disposal of assets of discontinued operations	156,190	434,868	1,194,697
Total loss from discontinued operations	(914,820)	(1,309,093)	(2,168,990)
Net loss	$ (1,290,439)	$ (2,147,310)	$ (3,348,848)
Net loss per share (basic and diluted):			
Continuing operations	$(0.03)	$(0.07)	$(0.10)
Discontinued operations	$(0.08)	$(0.11)	$(0.18)
Total	$(0.11)	$(0.18)	$(0.28)
Weighted average shares outstanding Basic and diluted	11,872,331	11,872,331	11,872,331

The accompanying notes are an integral part of these financial statements.

APA Enterprises, Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Six months ended September 30, 2007 and years ended March 31, 2007 and 2006

	Undesignated	Preferred stock		Common stock		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders'
	Shares	Shares	Amount	Shares	Amount	capital	loss	deficit	equity
Balance at March 31, 2005	-	-	-	11,872,331	$118,723	$51,959,702	$ 382	$(33,156,646)	$18,922,161
Change in options issued as compensation	-	-	-	-	-	8,664	-	-	8,664
Foreign currency translation	-	-	-	-	-	-	(2,535)	-	(2,535)
Net loss	-	-	-	-	-	-	-	(3,348,848)	(3,348,848)
Comprehensive loss									(3,351,383)
Balance at March 31, 2006	-	-	-	11,872,331	118,723	51,968,366	(2,153)	(36,505,494)	15,579,442
Stock based compensation expense	-	-	-	-	-	50,363	-	-	50,363
Foreign currency translation	-	-	-	-	-	-	(6,011)	-	(6,011)
Net loss	-	-	-	-	-	-	-	(2,147,310)	(2,147,310)
Comprehensive loss									(2,153,321)
Balance at March 31, 2007	-	-	-	11,872,331	118,723	52,018,729	(8,164)	(38,652,804)	13,476,484
Stock based compensation expense	-	-	-	-	-	18,478	-	-	18,478
Foreign currency translation	-	-	-	-	-	-	8,164	-	8,164
Net loss	-	-	-	-	-	-	-	(1,290,439)	(1,290,439)
Comprehensive loss									1,282,275)
Balance at September 30, 2007	-	-	$ -	11,872,331	$118,723	$52,037,207	$ -	$(39,943,243)	$12,212,687

The accompanying notes are an integral part of these financial statements.

APA Enterprises, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended September 30, 2007	Years ended March 31, 2007 (Restated)	Years ended March 31, 2006 (Restated)
Cash flows from operating activities:			
Net loss	$ (1,290,439)	$ (2,147,310)	$ (3,348,848)
Adjustments to reconcile net loss to cash used in operating activities:			
Depreciation and amortization	213,697	651,399	1,061,199
Deferred income taxes	48,540	(243,293)	272,454
(Gain) loss on sale of assets	126,408	(433,433)	(1,198,295)
Stock-based compensation expense	18,478	50,363	8,664
Goodwill impairment charge	-	852,000	
Severance accrual	360,826	-	-
Lease termination accrual	376,032	-	-
Changes in operating assets and liabilities:			
Accounts receivable, net	(628,536)	69,423	(446,235)
Inventories	(265,910)	346,553	(566,190)
Prepaid expenses and other assets	104,548	(135,206)	136,111
Accounts payable and accrued expenses	34,000	(361,400)	807,697
Net cash used in operating activities	(902,356)	(1,350,904)	(3,273,443)
Cash flows from investing activities:			
Purchases of property and equipment	(232,322)	(581,446)	(427,631)
Purchase of available for sale securities	(2,350,000)	(17,300,000)	(14,550,000)
Sale of available for sale securities	4,975,000	20,025,000	15,925,000
Proceeds from sale of assets	513,805	626,807	1,936,756
Net cash provided by investing activities	2,906,483	2,770,361	2,884,125
Cash flows from financing activities:			
Payment of long-term debt	(34,177)	(872,854)	(98,862)
Net cash used in financing activities	(34,177)	(872,854)	(98,862)
Foreign currency translation	21,326	(6,011)	(2,535)
Increase (decrease) in cash balances of discontinued operations	47,193	57,240	(104,433)
Increase (decrease) in cash and cash equivalents	2,038,469	597,832	(595,148)
Cash and cash equivalents at beginning of year	1,266,176	668,344	1,263,492
Cash and cash equivalents at end of year	$ 3,304,645	$ 1,266,176	$ 668,344
Supplemental cash flow information:			
Cash paid during the year for:			
Interest	$ 7,148	$ 41,841	$ 90,816
Income Taxes	3,120	5,800	3,117
Noncash investing and financing:			
Withdrawal of bond reserve funds, net	-	469,626	-
Note receivable for sale of India operations	502,213	-	-
Capital expenditures included in accounts payable	132,380	-	-
Debt incurred for purchase of equipment	-	179,118	-
Debt relieved in exchange for land	-	-	120,000

The accompanying notes are an integral part of these financial statements.

APA Enterprises, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six months ended September 30, 2007 and years ended March 31, 2007 and 2006

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

APA Enterprises, Inc., formerly APA Optics, Inc., (the Company) is a manufacturer of a broad range of standard and custom passive connectivity products to customers throughout the United States with a concentration in Minnesota. These products include fiber distribution systems, optical components, Outside Plant ("OSP") cabinets, and fiber and copper cable assemblies that serve the communication service provider, including Fiber-to-the-Home ("FTTH"), large enterprise, and original equipment manufacturers ("OEMs") markets.

Principles of Consolidation

The consolidated financial statements include the accounts of APA Enterprises, Inc. and its wholly-owned subsidiary. All significant inter-company accounts and transactions have been eliminated in consolidation.

Foreign Currency Translation

The Company used the United States dollar as its functional currency. India's financial statements were translated into U.S. dollars at the year end exchange rate, while income and expenses were translated at the average exchange rates during the year. There were no significant foreign exchange translation gains or losses during periods ended September 30, 2007, March 31, 2007 and 2006.

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed, acceptance by the customer is reasonably certain and collection is probable. The Company records freight revenues billed to customers as revenue and the related cost in cost of revenues. Taxes collected from customers and remitted to governmental authorities are presented on a net basis.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents at September 30, 2007 and March 31, 2007 consist entirely of short-term money market accounts. Cash equivalents are stated at cost, which approximates fair value.

Cash of approximately $47,000 and $104,000was on deposit in foreign financial institutions at March 31, 2007 and 2006. No cash was in foreign financial institutions as of September 30, 2007. The Company maintains cash balances at several financial institutions, and at times, such balances exceed insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Available for Sale Securities

Available-for-Sale Securities consist of Auction Rate Securities ("ARS") with underling investments in AAA rated securities with varying maturities and interest rates are reset for periods not exceeding 30 days. The Company has not experienced any impairment of value of its securities and believes it is not exposed to significant credit risk on its investments.

Accounts Receivable

Credit is extended based on the evaluation of a customer's financial condition and, generally, collateral is not required. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade receivables are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as whole. The Company writes off accounts receivable when they become uncollectible; payments subsequently received on such receivables are credited to the allowance for doubtful accounts. The allowance for uncollectible accounts was $78,973, $78,500 and $77,831 at September 30, 2007, March 31, 2007 and 2006.

Inventories

Inventories consist of finished goods, raw materials and work in process and are stated at the lower of average cost (which approximates the first-in, first-out method) or market. Cost is determined using material costs, labor charges, and allocated manufacturing overhead charges.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided on the straight-line method for book and tax purposes over the following estimated useful lives of the assets:

	Years
Building	20
Equipment	3 – 7
Leasehold improvements	7 – 10 or life of lease

Goodwill

The Company records the excess of purchase cost over the fair value of net tangible assets of acquired companies as goodwill or other identifiable intangible assets and tests for impairment annually and under certain circumstances. The Company performs such testing of goodwill and other indefinite-lived intangible assets in the fourth quarter of each year or as events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company compares the fair value of the reporting units to the carrying value of the reporting units for goodwill impairment testing. Fair value is determined using a discounted cash flow method.

The Company completed its annual impairment testing of goodwill in the fourth quarter of the years ended March 31, 2006 and 2007 and as of September 30, 2007. This testing indicated that goodwill recorded as of March 31, 2007 for the APACN subsidiary was impaired, principally due to weakness in operating results of

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

this subsidiary. The Company recognized the related non-cash, pre-tax impairment charge of $852,000 ($519,717 after tax) for the year ended March 31, 2007. For the year ended March 31, 2006 and for the six months ended September 30, 2007 no impairment was recorded.

Stock-Based Compensation

The Company has various incentive and non-qualified stock option plans which are used as an incentive for directors, officers, and other employees, as described more fully in Note N. Effective April 1, 2006, the Company adopted FASB Statement No. 123(R), "Share-Based Payment, " (SFAS 123(R)) which requires an entity to reflect an expense, instead of pro forma disclosures in its financial footnotes, the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. Statement 123(R) supersedes the Company's previous accounting under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

The Company adopted SFAS 123(R) using the modified prospective transition method, which provides that the Company's consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). As required by SFAS 123(R), the following pro forma table illustrates the effect on net loss as if the fair-value-based approach of SFAS 123(R) had applied the fair value method, to stock-based employee compensation for the following fiscal year:

	March 31, 2006
Net loss to common shareholders – as reported	$ (3,348,848)
Less: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	108,472
Net loss – pro forma	$ (3,457,320)
Basic and diluted net loss per common share – as reported	$ (.28)
Basic and diluted net loss per common share – pro forma	$ (.29)

SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods using the straight-line attribution model. The Company recorded $18,478 of related compensation expense for the six months ended September 30, 2007. The related compensation expense for the year ended March 31, 2007 was $50,363. The Company recorded compensation expense of $8,664, for the year ended March 31, 2006 for performance options. Stock-based compensation expense is included in selling, general and administrative expense. There was no tax benefit from recording this non-cash expense. The impact of this compensation expense on both basic and diluted loss per share was less than $0.01 for the six months ended September 30, 2007. As of September 30, 2007, $71,389 of total unrecognized compensation expense related to non-vested awards is expected to be recognized over a weighted average period of approximately 2.8 years.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

The total fair value of options vested during the six months ended September 30, 2007, and the years ended March 31, 2007 and 2006 was $13,998, $64,545 and $136,786. The Company uses the Black-Scholes-Merton ("Black-Scholes") option-pricing model as a method for determining the estimated fair value for employee stock awards. This is the same option-pricing model used in prior years to calculate pro forma compensation expense under SFAS 123 footnote disclosures. Compensation expense for employee stock awards is recognized on a straight-line basis over the requisite service period of the award.

The Company estimates the fair value of stock option awards based on the following assumptions for the periods ended:

	September 30, 2007	March 31, 2007	March 31, 2006
Expected volatility	51%	64%	75%
Expected life (in years)	5 years	5 years	5 years
Expected dividends	0%	0%	0%
Risk-free interest rate	4.42%	4.78%	3.90%

The weighted average fair value of options granted during the six months ended September 30, 2007, and the years ended March 31, 2007 and 2006 was $ 0.59, $0.75 and $1.39. The Company's approach to estimating expected volatility on its stock awards granted during the year considers both the historical volatility in the trading market for its common stock and a look back period equal to the expected life of the grants. Expected volatility is one of several assumptions in the Black-Scholes model used by the Company to make an estimate of the fair value of options granted under the Company's stock plans. The Company uses a forfeiture rate of 10%.

In estimating the expected term, both exercise behavior and post-vesting termination behavior were included in the analysis, as well as consideration of outstanding options. The risk-free interest rate used in the Black-Scholes option valuation model is the historical yield on U.S. Treasury zero-coupon issues with equivalent remaining terms. The Company does not pay any cash dividends on the Company's common stock and does not anticipate paying any cash dividends in the foreseeable future. Consequently, an expected dividend yield of zero is used in the Black-Scholes option valuation model.

Fair Value of Financial Instruments

Due to their short-term nature, the carrying value of current financial assets and liabilities approximates their fair values. The fair value of long-term obligations, if recalculated based on current interest rates, would not significantly differ from the recorded amounts.

Net Loss Per Share

Basic and diluted net loss per share are computed by dividing net loss by the weighted average number of common shares outstanding.

Common stock options and warrants to purchase 586,830, 583,150 and 633,780 shares of common stock with a weighted average exercise price of $2.48, $2.56 and $2.96 were outstanding during the six months ended September 30, 2007, and the years ended March 31, 2007 and 2006, respectively, but were excluded from the calculation of net loss per share because they were antidilutive. Had the Company not incurred net losses during the six months ended September 30, 2007, and the years March 31, 2007 and 2006, the Company would not have assumed any conversion of stock options.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related revenues and expenses and disclosure about contingent assets and liabilities at the date of the financial statements. Actual results may differ from those estimates used by management.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of its long-lived assets, including goodwill, and requires recognition of impairment of long-lived assets if events or circumstances indicate impairment may have occurred and when the net book value of such assets exceeds the future undiscounted cash flows attributed to such assets. The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. No impairment of long-lived assets has occurred during any of the periods presented.

Income Taxes

The Company records income taxes in accordance with the liability method of accounting. Deferred taxes are recognized for the estimated taxes ultimately payable or recoverable based on enacted tax law. The Company establishes a valuation allowance to reduce the deferred tax asset to an amount that is more likely than not to be realizable. Changes in tax rates are reflected in the tax provision as they occur.

Recently Issued Accounting Standards

In June 2006, the FASB ratified the consensuses of Emerging Issues Task Force (EITF) Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)" (EITF 06-3). EITF 06-3 indicates that the income statement presentation on either a gross basis or a net basis of the taxes within the scope of the Issue is an accounting policy decision. Our accounting policy is to present the taxes within the scope of EITF 06-3 on a net basis. The adoption of EITF 06-3 during the transition period ended September 30, 2007 did not result in a change to our accounting policy and, accordingly, did not have a material effect on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurement but does not require any new fair value measurements. SFAS No. 157 is effective for financial statement issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the impact of SFAS No. 157 on our financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115, or SFAS No. 159." SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. SFAS No. 159 applies to all entities, including not-for-profit organizations. The provisions of SFAS No. 159 are effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS No. 159 on our financial statements.

NOTE B – TRANSITIONAL REPORTING RESULTS OF OPERATIONS

In June 2007, the Company elected to change the fiscal year end from March 31 to September 30. In view of this change, the following presents the unaudited consolidated statements of operations for the six months ended September 30, 2007 (the transition period) with the unaudited six months ended September 30, 2006.

Consolidated Statement of Operations:

	Six months ended September 30,			
				(Unaudited)
		2007		2006
Revenues	$	10,296,680	$	9,963,271
Gross Profit		3,217,657		2,909,526
Net income (loss) before taxes		(323,979)		140,812
Income taxes		51,640		43,250
Net income (loss) from continuing operations		(375,619)		97,562
Net loss from discontinued operations		(914,820)		(610,013)
Net loss	$	(1,290,439)	$	(512,451)
Net income (loss) per share (basic and diluted):				
Continuing operations	$	(0.03)	$	0.01
Discontinued operations		(0.08)		(0.05)
Total	$	(0.11)	$	(0.04)

NOTE C – RESTATEMENTS

The Company changed its classification of investments in auction rate securities, previously classified as cash and cash equivalents, to available for sale securities for each of the periods presented in the accompanying consolidated balance sheets and statements of cash flows. Auction rate securities are variable rate bonds tied to short-term interest rates with maturities on the face of the securities in excess of 90 days. Auction rate securities have interest rate resets through a modified Dutch auction, at predetermined short-term intervals, usually every 1, 7, 28 or 35 days. The Company had historically classified auction rate securities as cash and cash equivalents if the period between the interest rate resets was 90 days or less, which was based on our ability to either liquidate our holdings or roll our investments over to the next reset period. The Company reevaluated the classification of these investments considering the maturity dates associated with the underlying bonds and determined classification as a cash equivalent was not appropriate. As a result, the Company reclassified $5,450,000 and $8,175,000 of auction rate securities held at March 31, 2007 and 2006 from cash and cash equivalents to available for sale securities. As of September 30, 2007, the Company has $2,825,000 of auction rate securities classified as short-term investments. All auction rate securities are available for sale and are reported at fair value. In addition to the balance sheet restatement, the Company has made corresponding adjustments to the accompanying statement of cash flows to reflect the gross purchases and sales of these securities as investing activities. These restatements had no impact on the results of operations of the Company.

The effects of the restatement of the Consolidated Balance Sheets at March 31, 2007 and 2006, respectively are reflected in the following tables:

	For the Year Ended March 31, 2007		
	As Reported	Adjustment	As Restated
Cash and cash equivalents	$ 6,763,369	$ (5,450,000)	$ 1,313,369
Available for sale securities	-	5,450,000	5,450,000

	For the Year Ended March 31, 2006		
	As Reported	Adjustment	As Restated
Cash and cash equivalents	$ 8,947,777	$ (8,175,000)	$ 772,777
Available for sale securities	-	8,175,000	8,175,000

The effects of the restatement of the Consolidated Statements of Cash Flow for the years ended March 31, 2007, 2006 and 2005, respectively, are reflected in the following table:

	For the Year Ended March 31, 2007		
	As Reported	Adjustment	As Restated
Cash Flows from Operating Activities			
Net cash (used for) operating activities	$(1,356,915)	$ -	$(1,356,915)
Cash Flows from Investing Activities			
Purchases of available for sale securities	-	(17,300,000)	(17,300,000)
Sale of available for sale securities	-	20,025,000	20,025,000
Net cash provided from investing activities	45,361	2,725,000	2,770,361
Cash Flows from Financing Activities			
Net cash used for financing activities	(872,854)	-	(872,854)
Net (Decrease) Increase in Cash and Cash Equivalents	(2,184,408)	2,725,000	540,592
Cash and Cash Equivalents, beginning of year	8,947,777	(8,175,000)	772,777
Cash and Cash Equivalents, end of year	$ 6,763,369	$ (5,450,000)	$ 1,313,369

	For the Year Ended March 31, 2006		
	As Reported	Adjustment	As Restated
Cash Flows from Operating Activities			
Net cash (used for) operating activities	$(3,275,978)	$ -	$(3,275,978)
Cash Flows from Investing Activities			
Purchases of available for sale securities	-	(14,550,000)	(14,550,000)
Sale of available for sale securities	-	15,925,000	15,925,000
Net cash provided from investing activities	1,509,125	1,375,000	2,884,125
Cash Flows from Financing Activities			
Net cash (used for) financing activities	(98,862)	-	(98,862)
Net (Decrease) Increase in Cash and Cash Equivalents	(1,865,715)	1,750,000	(490,715)
Cash and Cash Equivalents, beginning of year	10,813,492	(9,550,000)	1,263,492
Cash and Cash Equivalents, end of year	$ 8,947,777	$ (8,175,000)	$ 772,777

	For the Year Ended March 31, 2005		
	As Reported	Adjustment	As Restated
Cash Flows from Operating Activities			
Net cash (used for) operating activities	$(2,246,925)	$ -	$(2,246,925)
Cash Flows from Investing Activities			
Purchases of available for sale securities	-	(1,300,000)	(1,300,000)
Sale of available for sale securities	-	2,150,000	2,150,000
Net cash (used for) provided from investing	(249,229)	850,000	600,771
Cash Flows from Financing Activities			
Net cash (used for) financing activities	(235,264)	-	(235,264)
Net (Decrease) Increase in Cash and Cash Equivalents	(2,731,418)	850,000	(1,881,418)
Cash and Cash Equivalents, beginning of year	13,544,910	(10,400,000)	3,144,910
Cash and Cash Equivalents, end of year	$ 10,813,492	$ (9,550,000)	$ 1,263,492

NOTE D – DISCONTINUED OPERATIONS

The Optronics business segment (GaN products) continued to experience lower than expected demand for its products and services during the year ended March 31, 2007 and continued to record operating losses. This caused management to critically evaluate the long term viability of the business and after careful deliberation elected to cease operations and discontinue the business. Regarding operations in India, with the discontinuation of GaN products and the logistics and time constraints for APACN's' fiber patch cords, the benefit has been less than expected. As a result India was no longer a viable sourcing option and actions were taken to control ongoing costs and recover the investment in the subsidiary. In addition, the Company elected to close its Blaine facility because it was primarily dedicated to the Optronics segment.

Sale of India Operations

On June 28, 2007, the Company sold APA Optronics (India) Private Limited ("APA India") to an entity owned by the former chief executive officer of the Company, Dr. Anil K. Jain. The purchase price of $504,499 was paid by delivery of a five year promissory note. The note is secured by a pledge of Company stock by Dr. Jain, a pledge by Dr. Jain of payments under his Separation Agreement with the Company, and a personal guaranty by Dr. Jain. The purchase price was determined by the independent directors to be fair and reasonable to the Company. The current portion of the note receivable is presented within "prepaid expenses and other" and the long term portion is reflected as note receivable on the balance sheet. The Company recorded a loss of approximately $127,000 on the sale that is presented in discontinued operations in the consolidated statements of operations.

Discontinuance of Optronics Segment

The Company ceased all remaining operations related to the Optronics segment in June of 2007. Substantially all employees related to the Optronics segment were terminated prior to June 30, 2007. The Company recorded expense of $78,109 for one time termination benefits. The decision to close its facility in Blaine, Minnesota, that was fully dedicated to the Optronics segment, occurred in June of 2007. The Company recorded a charge of $418,044 for remaining contract obligations costs through November of 2009 as the facility will not provide any economic benefit to the Company in the future. A portion of the contract obligation, $171,000, is reflected as a current liability of discontinued operations, the balance $204,000, is included in long term liabilities of discontinued operations (see also Note S). The Company recorded asset impairment charges of $367,928 related to the write-off of inventory and write-down of fixed assets to their realizable value. The assets remaining that will not be retained will be sold or disposed of.

Operating results related to the discontinuance of the Optronics segment, including APA India, for the six months ended September 30, 2007 and 2006 and for they years ended March 31, 2007 and 2006, which have been reclassified and presented in our consolidated statements of income as discontinued operations, are summarized below:

	Six Months Ended September 30,	
	2007	2006
Net Sales	$ 28,324	$ 83,919
Cost of goods sold	231,420	303,881
Gross profit	(203,096)	(219,962)
Operating expenses	711,724	390,051
Loss from discontinued operations	$(914,820)	$ (610,013)

	Years Ended March 31,	
	2007	2006
Net Sales	$ 196,342	$ 76,8949
Cost of goods sold	648,471	1,073,145
Gross profit	(452,129)	(996,251)
Operating expenses	856,964	1,172,739
Loss from discontinued operations	$(1,309,093)	$ (2,168,990)

NOTE E – SEVERANCE AGREEMENT

Effective June 28, 2007 Anil K. Jain ceased to be Chief Executive Officer (principal executive officer), Chief Financial Officer (principal financial and accounting officer), and Chairman of the Board of Directors of the Company.

Pursuant to the terms of an Amended and Restated Agreement Regarding Employment/Compensation Upon Change In Control dated September 15, 2005, Dr. Jain will be paid his current salary ($190,000 per year) for 24 months after the date of termination of his employment, payable quarterly. As a result, the Company has recorded a severance charge of $397,000 in the statement of operations and the short term portion of the liability is include in accrued compensation and the long term portion of the liability is included in other long term liabilities. This severance provision applies notwithstanding the absence of a "change of control".

NOTE F – CLOSING OF THE ABERDEEN FACILITY

The Company ceased all of its operations in its Aberdeen facility during the later part of fiscal year 2006 as a part of its consolidation of manufacturing operations. The Company-owned facility, located approximately on a 10-acre parcel, is designated for lease or sale after sub-division of the land into two 5-acre parcels. The Company does not have a formal plan for leasing or selling the facility and thus the building remains classified as property, plant and equipment as of September 30, 2007.

The Company plans to retain the 5-acre vacant land for potential future use. Subsequent to September 30, 2007 the Company leased a portion of this facility (see Note S). The facility was built using proceeds from bonds issued by the South Dakota Economic Development and Finance Authority. In August 2006, the Company paid $871,911 into an escrow account to retire the bonds. These funds, reflected as Bond Reserve Funds, were used to make final payment on the bonds on October 1, 2006, the next bond redemption date. The payment was made pursuant to a Notice of Default and Acceleration received by the Company. The primary reason for the notice was related to the Company ceasing all of its South Dakota operations in the latter part of fiscal year 2006 as part of its consolidation of manufacturing operations. The Company made timely interest and principal payments, and the reason for the notice was not related to the payments.

NOTE G – SALE OF METAL ORGANIC CHEMICAL VAPOR DEPOSITION (MOCVD) OPERATIONS

In March 2006, the Company sold certain equipment and related intellectual property related to its MOCVD operations to an unrelated party for a total consideration of $1.9 million in cash and a license back of the technology within a specified field of use. The asset purchase agreement includes an additional consulting agreement for up to $100,000 over the course of one year. The Company recorded a gain of approximately $1.2 million on the sale in the fourth quarter of fiscal 2006 which has been presented as a discontinued operation.

NOTE H – INVENTORIES

Inventories consist of the following at

	September 30, 2007	March 31, 2007	March 31, 2006
Raw materials	$ 1,422,374	$ 1,072,081	$ 1,474,146
Work-in-process	50,468	23,525	33,083
Finished Goods	122,440	217,075	178,243
	$ 1,595,282	$ 1,312,681	$ 1,685,472

NOTE I – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following at:

	September 30, 2007	March 31, 2007	March 31, 2006
Land	$ 56,195	$ 56,195	$ 56,195
Buildings	1,679,424	1,679,424	1,679,424
Manufacturing Equipment	602,432	610,777	613,904
Office Equipment	1,163,221	1,046,268	780,816
Leasehold Improvements	184,015	159,006	150,409
	3,685,287	3,551,670	3,280,748
Less accumulated depreciation and amortization	1,911,548	1,895,659	1,688,212
	$ 1,773,739	$ 1,656,011	$ 1,592,536

NOTE J – LONG-TERM DEBT

The following is a summary of the outstanding debt at:

	September 30, 2007	March 31, 2007	March 31, 2006
Long term debt	$ 163,422	$ 197,599	$ 40,961
Less: current maturities	68,215	69,528	22,481
	$ 95,207	$ 128,071	$ 18,480

The above debt was secured by certain equipment of the Company.

Scheduled maturities of the Company's long-term debt are as follows:

Years ending September 30,	
2008	$ 68,215
2009	62,126
2010	33,081
	$ 163,422

NOTE K – EMPLOYEE BENEFIT PLAN

The Company maintains a contributory 401(k) profit sharing benefit plan covering all employees. The Company matches 50% of the first 6% of the employee's salary that was contributed by the employee to the plan. The Company's contributions under this plan were $72,765, $127,000 and $114,000 for the periods ended September 30, 2007 and March 31, 2007 and 2006, respectively.

NOTE L – INCOME TAXES

Deferred taxes recognize the impact of temporary differences between the amounts of the assets and liabilities recorded for financial statement purposes and such amount measured in accordance with tax laws. Realization of net operating loss carry forward and other deferred tax temporary differences are contingent upon future taxable earnings. The Company's deferred tax asset was reviewed for expected utilization using a "more likely than not" approach as required by SFAS 109 by assessing the available positive and negative factors surrounding its recoverability. Accordingly, the Company has recorded a full valuation allowance at September 30, 2007 and March 31, 2007 and 2006, respectively.

Significant components of deferred income tax assets and liabilities are as follows at:

	September 30 2007	March 31 2007	March 31 2006
Current deferred income tax assets:			
Inventories	$ 129,463	$ 196,966	$ 160,129
Accrued expenses	478,294	199,945	194,841
	607,757	396,911	354,970
Long-term deferred income tax assets:			
Intangibles	31,550	32,513	12,766
Net operating loss carryforwards	13,337,200	13,502,995	13,173,801
	13,368,750	13,535,508	13,186,567
Total deferred income tax assets	13,976,507	13,932,419	13,541,537
Long-term deferred income tax liabilities:			
Property and equipment depreciation	20,022	36,067	151,104
Goodwill	77,701	29,161	272,454
	97,723	65,228	423,558
Total net deferred income taxes	13,878,784	13,867,191	13,117,979
Valuation allowance	(13,956,485)	(13,896,352)	(13,390,433)
Total	$ (77,701)	$ (29,161)	$ (272,454)

NOTE L – INCOME TAXES – *Continued*

As of September 30, 2007, the Company has net operating loss carry forwards for federal and state income tax purposes of approximately $34,201,000 which expire in fiscal years 2008 to 2027. To date the Company has not completed a Section 382 analysis. If certain ownership changes occurred under Section 382, there may be further limitations on the usage of the net operating loss carry forwards.

The following is a reconciliation of the federal statutory income tax rate to the consolidated effective tax rate for period as of:

	Percent of Pre-tax Income		
	September 30, 2007	March 31, 2007	March 31, 2006
Federal statutory rate	(34%)	(34%)	(34%)
State income taxes	(5%)	(5%)	(5%)
Permanent differences	3%	9%	7%
Expiration of net operating loss carryforwards	35%	-%	-%
Other	-%	(1%)	1%
Change in valuation allowance	5%	21%	40%
Tax rate	4%	(10%)	9%

Components of the income tax expense (benefit) are as follows for the periods ended:

	September 30, 2007	March 31, 2007	March 31, 2006
Current:			
Federal	$ -	$ -	$ -
State	3,100	5,800	3,117
	3,100	5,800	3,117
Deferred:			
Federal	94,741	228,973	1,301,731
State	13,932	33,673	193,949
	108,673	262,646	1,495,680
Valuation allowance	(60,133)	(505,939)	(1,223,226)
Income tax expense (benefit)	$ 51,640	$ (237,493)	$ 275,571

On June 1, 2006, the Treasury issued final regulations concerning the deduction for income attributable to domestic production activities under Section 199. Section 199 was enacted as part of the American Jobs Creation Act of 2004. The Company examined the effect of these regulations and concluded the impact to be immaterial until all net operating losses have been fully utilized.

The Company adopted the provisions of FASB Interpretation 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), on April 1, 2007. Previously, the Company had accounted for tax contingencies in accordance with Statement of Financial Accounting Standards 5, *Accounting for Contingencies*. As required by FIN 48, which clarifies Statement 109, *Accounting for Income Taxes*, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. At the adoption date, the Company applied FIN 48 to all tax positions for which the statute of limitations remained open. Both prior and subsequent to the adoption of FIN 48, the Company had no liability for unrecognized tax benefits.

NOTE L – INCOME TAXES – Continued

The Company is subject to income taxes in the U.S. federal jurisdiction, and various states and foreign jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for the years before 1993.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses for all periods presented. The Company did not recognize any interest or penalties during the periods ended September 30, 2007, March 31, 2007 and March 31, 2006.

NOTE M – SHAREHOLDERS' EQUITY

The Board of Directors may, by resolution, establish from the undesignated shares different classes or series of shares and may fix the relative rights and preferences of shares in any class or series. The Company is authorized to issue 500 shares of preferred stock and 50,000,000 shares of common stock at $.01 par value. The Company has not issued any shares of preferred stock.

NOTE N – SHAREHOLDER RIGHTS PLAN

Pursuant to the Shareholder Rights Plan each share of common stock has attached to it a right, and each share of common stock issued in the future will have a right attached until the rights expire or are redeemed. Upon the occurrence of certain change in control events, each right entitles the holder to purchase one one-hundredth of a share of Series B Junior Preferred Participating Share, at an exercise price of $80 per share, subject to adjustment. The rights expire on November 10, 2010 and may be redeemed by the Company at a price of $.001 per right prior to the time they become exercisable.

NOTE O – STOCK OPTIONS AND WARRANTS

Stock Options

The Company has various incentive and non-qualified stock option plans which are used as an incentive for directors, officers, and other employees. Options are generally granted at fair market values determined on the date of grant and vesting normally occurs over a five-year period. The maximum contractual term is normally six years. The company issues new shares upon exercise of a stock option. The plans had 713,170 shares of common stock available for issue at September 30, 2007.

Option transactions under these plans during the two years ended March 31, 2007 and the transition period ended September 30, 2007 are summarized as follows:

	Number of shares	Weighted average exercise price	Weighted average fair value
Outstanding at March 31, 2005	236,630	$3.28	
Granted	65,000	1.39	$0.88
Canceled	(25,160)	3.75	
Outstanding at March 31, 2006	276,470	2.80	
Granted	40,000	1.31	$0.77
Cancelled	(83,320)	4.60	
Outstanding at March 31, 2007	233,150	1.90	
Granted	20,000	1.13	$0.59
Cancelled	(16,320)	3.50	
Outstanding at September 30, 2007	236,830	1.72	

The number of shares exercisable at September 30, 2007 and March 31, 2007 and 2006 was 111,530, 99,950 and 113,510 respectively, at a weighted average exercise price of $1.88, $2.30 and $3.83 per share, respectively.

NOTE O – STOCK OPTIONS AND WARRANTS – *Continued*

The following table summarizes information concerning currently outstanding and exercisable stock options at September 30, 2007:

Options outstanding

Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Aggregate intrinsic value
$0.00-$1.29	35,000	5.39 years	$1.19	$ 41,699
1.30-1.95	141,000	3.67 years	1.50	211,500
1.96-2.93	60,830	1.82 years	2.54	154,545
	236,830	3.45 years	$1.72	$407,744

Options exercisable

Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Aggregate intrinsic value
$0.00-$1.29	15,000	4.92 years	$1.28	$ 19,200
1.30-1.95	52,700	3.27 years	1.50	78,908
1.96-2.93	43,830	1.72 years	2.54	111,192
	111,530	2.89 years	$1.88	$209,300

Stock Warrants

The following is a table of the warrants to purchase shares of the Company's common stock:

	Warrants outstanding	Exercise price per share	Expiration date
Balance at March 31, 2005	446,731	$3.00 –17.84	2005 – 2008
Issued	-	-	-
Expired	(89,421)	6.00-17.84	2006
Balance at March 31, 2006	357,310	3.00 – 7.00	2007 – 2008
Issued	-	-	-
Expired	(7,310)	7.00	2007
Balance at March 31, 2007	350,000	3.00	2008
Issued	-	-	-
Expired	-	-	-
Balance September 30, 2007	350,000	3.00	2008

All warrants are exercisable upon date of grant.

NOTE P - COMMITMENTS

The Company leases office and manufacturing facilities for its ongoing operations this lease is renewable and noncancelable. In addition the Company had lease commitments for the Blaine building to a partnership consisting of two partners of which one is a major shareholder and director of the Company and the other partner is a significant shareholder. An option to purchase the Blaine Building has been exercised (see Note R). Rental expense for the Company was $628,000, $459,000 and $585,000 for the six months ended September 30, 2007 and years ended March 31, 2007 and 2006, of which $84,000, $166,000 and $160,000 was paid to the partnership, respectively. The closure of the Optronics division housed in Blaine resulted in the Company recording a charge of $418,044 for remaining contract obligations costs through November of 2009 as the facility will not provide any economic benefit to the Company in the future. This amount is reflected in the $621,000 rent for the six months ended September 30, 2007.

The following is a schedule of approximate minimum payments required under the capital and operating leases:

Year ending September 30	Operating leases
2008	$ 347,300
2009	352,011
2010	252,483
2011	234,747
2012	241,773
Thereafter	292,236
Total minimum lease payments	$ 1,720,550

In February, 2007 the Company's subsidiary APACN began implementing a new enterprise system and entered into a contract to pay approximately $266,000 over a 3 year period for software related to part number configuration and production scheduling.

NOTE Q - CONCENTRATIONS

Suppliers

The Company purchases raw materials, component parts and outsourced labor from many suppliers. Although many of these items are single-sourced, the Company has experienced no significant difficulties to date in obtaining adequate quantities. These circumstances could change, however, and the Company cannot guarantee that sufficient quantities or quality of raw materials, component parts and outsourced labor will be as readily available in the future or, if available, that we will be able to obtain them at favorable prices. One vendor supplies approximately 10% of total raw material purchases

Customers

Three customers comprised approximately 22% of total sales for the six months ended September 30, 2007; 11%, 7% and 4% respectively. Two customers comprised approximately 23% of total sales for the year ended March 31, 2007, 11% and 12% respectively. No single customer accounted for more than 10% of the Company's sales for the years ended March 31, 2006.

NOTE R – CAPITALIZED INTERNAL USE SOFTWARE COSTS

The Company capitalizes the cost of internal-use software that has a useful life in excess of one year. These costs consist of payments made to third parties. Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized internal use software costs are amortized on a straight-line basis over their estimated useful lives. Amortization expense relating to such capitalized software was $5,000, $3,000 and $0 for the six months ended September 30, 2007 and the years ended March 31, 2007 and 2006, respectively. Unamortized capitalized internal use software costs, included in Office Equipment, at September 30, 2007 and March 31, 2007 were $431,000 and $243,000, respectively.

NOTE S – SUBSEQUENT EVENTS

Blaine Facility

On October 30, 2007 the Company purchased its previous corporate headquarters in Blaine for $1,500,000 under the provisions of its option to purchase as stated in its lease from Jain-Olsen Properties. The Company as owner of the building canceled the lease to itself. The lease was scheduled to run through November of 2009. The elimination of the lease resulted in the elimination of approximately $373,000 of accrued obligations related to this lease in conjunction with the discontinuation of the Optronics segment recorded during the fiscal quarter ended June 30, 2007 and will be taken into income during the three months ending December 31, 2007. The Company, on the same day, then sold the land and building for $1,450,000 incurring a loss of $52,000.

Aberdeen Facility

On October 1, 2007 the Company successfully entered into a lease agreement for its Aberdeen, South Dakota facility which allows the tenant first opportunity to purchase the building over the upcoming three year period.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 8A. CONTROLS AND PROCEDURES.

The Company's chief executive officer and chief financial officer have evaluated the Company's disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. We have identified a material weakness related to the Company's disclosure controls including classification of investments and other financial reporting areas that resulted in a restatement of the Company's prior years' balance sheets and statements of cash flows. Based on such evaluation has concluded that the Company's disclosure controls and procedures are not effective. The Company is currently evaluating the appropriate changes in its control processes and financial reporting capabilities.

During the fiscal quarter ended September 30, 2007, there was no change in the Company's internal controls over financial reporting that materially affected, or is reasonably likely to materially affect, the Company's controls over financial reporting.

ITEM 8B. OTHER INFORMATION

There were no events during the quarter ended September 30, 2007 required to be disclosed on Form 8-K which were not so disclosed.

PART III

ITEM 9. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

Information regarding executive officers is included in Part I of this Report and is incorporated in this Item 10 by reference.

Information regarding directors and the information required by Items 11 and 13, below, is incorporated in this Report by reference to the proxy statement for our annual meeting of shareholders to be held in February 2008.

ITEM 10. EXECUTIVE COMPENSATION.

Information required by Item 10 is incorporated in this Report by reference to the proxy statement for our annual meeting of shareholders to be held in February 2008.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Certain information required by Item 11 is incorporated in this Report by reference to the proxy statement for annual meeting of shareholders to be held in February 2008. The following table provides information about the Company's equity compensation plans (including individual compensation arrangements) as of September 30, 2007.

	(a)	(b)	(c)
Plan category	Number of securities to be issued upon exercise of options, warrants or rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	236,830	$1.72	713,170
Equity compensation plans not approved by security holders	350,000	$3.00	Not applicable*
Total	586,830	$2.48	713,170

* These securities are comprised solely of warrants that were not issued pursuant to any formal plan with an authorized number of securities available for issuance.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by Item 12 is incorporated in this Report by reference to the proxy statement for our annual meeting of shareholders to be held in February 2008.

PART IV

ITEM 13. EXHIBITS .

(a) (1) The following financial statements are filed herewith under Item 8.

(2) Financial Statement Schedules: See Schedule II on page following signatures.

(b) Exhibits. See Exhibit Index.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by Item 14 is incorporated in this Report by reference to the proxy statement for our annual meeting of shareholders to be held in February 2008.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

APA Enterprises, Inc.

Date: December 21, 2007

By /s/ Cheryl Beranek Podzimek
Cheryl Beranek Podzimek
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	**Title**	**Date**
/s/ Cheryl Beranek Podzimek Cheryl Beranek Podzimek	President, Chief Executive Officer and Director (principal executive officer)	December 21 , 2007
/s/ Bruce G. Blackey Bruce G. Blackey	Chief Financial Officer (principal financial and accounting officer)	December 21, 2007
/s/ John G. Reddan John G. Reddan	Director	December 21, 2007
/s/ Ronald G. Roth Ronald G. Roth	Director	December 21, 2007
/s/ Anil K. Jain Anil K. Jain	Director	December 21, 2007
/s/ Stephen L. Zuckerman MD Stephen L. Zuckerman	Director	December 21, 2007
/s/ Donald R. Hayward Donald R. Hayward	Director	December 21, 2007

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Additions: Charged to: Cost and Expenses	Additions: Charged to: Other Accounts		Deductions		Balance at End of Period
Allowance for doubtful accounts							
September 30, 2007	$ 78,500	$ -	$ 843	(1)	$ 370	(2)	$ 78,973
March 31, 2007	77,831	-	5,550	(1)	4,881	(2)	78,500
March 31, 2006	57,107	18,000	6,121	(1)	3,397	(2)	77,831

(1) Represents recovery of bad debt and other adjustments
(2) Represents write-offs of bad debt

REPORT OF INDEPENDENT REGISTERED CERTIFIED

PUBLIC ACCOUNTING FIRM ON SCHEDULE

To the Board of Directors and Shareholders

APA Enterprises, Inc.

We have audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) the consolidated financial statements of APA Enterprises, Inc. and subsidiaries referred to in our report dated December 21, 2007, which is included in the annual report to security holders and incorporated by reference in Part II of this form. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying Schedule II is presented for purposes of complying with the rules of the Securities and Exchange Commission and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Minneapolis, Minnesota

December 21, 2007

EXHIBIT INDEX

Number	Description	Page Number or Incorporated by Reference to
2.1	Asset Purchase Agreement between APACN and CSP, Inc.	Exhibit 2.1 to Form 8-K filed March 31, 2003
2.1	Asset Purchase Agreement between APACN and Americable, Inc.	Exhibit 2.1 to Form 8-K filed July 2, 2003
2.2	Agreement Not to Compete with Peter Lee as part of CSP asset purchase	Exhibit 2.2 to Form 8-K filed March 31, 2003
2.3	Asset Purchase Agreement between APA Enterprises, Inc. and Software Moguls India Private Limited and S M Infoexpert Private Limited	Exhibit 2.3 to Registrant's Report on Form 10-K for the fiscal year ended March 31, 2005
3.1	Restated Articles of Incorporation, as amended to date	Exhibit 3.1 to Registrant's Report on Form 10-Q for the quarter ended September 30, 2000
3.1 (a)	Restated Articles of Incorporation, as amended to date thru August 25, 2004	Exhibit 3.1 to Registrant's Report on Form 10-Q for the quarter ended September 30, 2004
3.2	Bylaws, as amended and restated to date	Exhibit 3.2 to Registrant's Report on Form 10-KSB for the fiscal year ended March 31, 1999
4.1(a)	State of South Dakota Board of Economic Development $300,000 Promissory Note, REDI Loan: 95-13-A	Exhibit 4.1(a) to the Report on 10-QSB for the quarter ended June 30, 1996 (the "June 1996 10-QSB")
4.1(b)	State of South Dakota Board of Economic Development Security Agreement REDI Loan No: 95-13-A dated May 28, 1996	Exhibit 4.1(b) to the June 1996 10-QSB
4.2(a)	$700,000 Loan Agreement dated June 24, 1996 by and between Aberdeen Development Corporation and APA Enterprises, Inc.	Exhibit 4.2(a) to the June 1996 10-QSB
4.2(b)	$300,000 Loan Agreement dated June 24, 1996 between Aberdeen Development Corporation and APA Enterprises, Inc.	Exhibit 4.2(b) to the June 1996 10-QSB
4.2(c)	$250,000 Loan Agreement dated June 24, 1996 by and between Aberdeen Development Corporation and APA Enterprises, Inc.	Exhibit 4.2(c) to the June 1996 10-QSB

Number	Description	Page Number or Incorporated by Reference to
4.2(d)	$300,000 Loan Agreement dated June 24, 1996 by and between Aberdeen Development Corporation and APA Enterprises, Inc.	Exhibit 4.2(d) to the June 1996 10-QSB
4.2(e)	Amended Loan Agreement with Aberdeen Development Corporation and APA Enterprises, Inc.	Exhibit 4.2(e) to Registrants Report on Form 10-K for fiscal year ended March 31, 2004
4.2(f)	Purchase Agreement for land with Aberdeen Development Corporation and APA Enterprises, Inc.	Exhibit 4.2(f) to Registrant's Report on Form 10-K for the fiscal year ended March 31, 2005
4.3(a)	Loan Agreement between South Dakota Economic Development Finance and APA Enterprises, Inc.	Exhibit 4.3(a) to the June 1996 10-QSB
4.3(b)	Mortgage and Security Agreement – One Hundred Day Redemption from APA Enterprises, Inc. to South Dakota Economic Development Finance Authority dated as of June 24, 1996	Exhibit 4.3(b) to the June 1996 10-QSB
4.4(a)	Subscription and Investment Representation Agreement of NE Venture, Inc.	Exhibit 4.4(a) to the June 1996 10-QSB
4.4(b)	Form of Common Stock Purchase Warrant for NE Venture, Inc.	Exhibit 4.4(b) to the June 1996 10-QSB
4.5(a)	Certificate of Designation for 2% Series A Convertible Preferred Stock	Exhibit 4.5(a) filed as a part of Registration Statement on Form S-3 (Commission File No. 333-33968)
4.5(b)	Form of common stock warrant issued in connection with 2% Series A Convertible Preferred Stock	Exhibit 4.5(b) filed as a part of Registration Statement on Form S-3 (Commission File No. 333-33968)
4.6	Common Stock Purchase Warrant issued to Ladenburg Thalmann & Co. Inc. to purchase 84,083 shares	Exhibit 4.6 to Registrant's Report on Form 10-K for fiscal year ended March 31, 2000 ("2000 10-K")
4.7	Share Rights Agreement dated October 23, 2000 by and between the Registrant and Wells Fargo Bank Minnesota NA as Rights Agent	Exhibit 1 to the Registration Statement on Form 8-A filed November 8, 2000
4.8	Common Stock Warrant Purchase Agreement with Peter Lee as part of CSP asset purchase	Exhibit 4.8 to Form 8-K filed March 31, 2003
10.1(a)	Sublease Agreement between the Registrant and Jain-Olsen Properties and Sublease Agreement and Option Agreement between the Registrant and Jain-Olsen Properties	Exhibit 10.1 to the Registration Statement on Form S-18 filed with the Chicago Regional Office of the Securities and Exchange Commission on June 26, 1986

Number	Description	Page Number or Incorporated by Reference to
10.1(b)	Amendment and Extension of Sublease Agreement dated August 31, 1999	Exhibit 10.1(b) to 2000 10-K
10.1(c)	Lease Agreement between Registrant and Jain-Olsen Properties	Exhibit 10.1(c) to Registrant's Form 10Q-SB for quarter ended September 30, 2004
*10.2(a)	Stock Option Plan for Nonemployee Directors	Exhibit 10.3a to Registrant's Report on Form 10-KSB for the fiscal year ended March 31, 1994 (the "1994 10-KSB")
*10.2(b)	Form of option agreement issued under the Nonemployee Directors Plan	Exhibit 10.3b to 1994 10-KSB
*10.3	1997 Stock Compensation Plan	Exhibit 10.3 to Registrant's Report on Form 10-KSB for the fiscal year ended March 31, 1997
*10.4	Insurance agreement by and between the Registrant and Anil K. Jain	Exhibit 10.5 to Registrant's Report on Form 10-K for the fiscal year ended March 31, 1990
*10.5	Form of Agreement regarding Repurchase of Stock upon Change in Control Event with Anil K. Jain and Kenneth A. Olsen	Exhibit 10.1 to Registrant's Report on Form 10-QSB for the quarter ended September 30, 1997 ("September 1997 10-QSB")
*10.6	Form of Agreement regarding Employment/Compensation upon Change in Control with Messrs. Jain and Olsen	Exhibit 10.2 to the September 1997 10-QSB
*10.7	Form of Agreement regarding Indemnification of Directors and Officers with Messrs. Jain, Olsen, Ringstad, Roth, Von Wald and Zuckerman	Exhibit 10.7 to Registrant's Report on From 10-K for the fiscal year ended March 31, 2002.
10.8	Sublease agreement between Newport and APACN	Exhibit 10.8 to Registrant's Report of Form 10-QSB for the quarter ended June 30, 2003
10.9	Sublease agreement between Veeco Compound Semiconductor and APA Enterprises, Inc.	Exhibit 10.9 to Registrant's Report of Form 10-K for the fiscal year ended March 31, 2004
10.9(b)	Amendment to sublease between Veeco Compound Semiconductor and APA Enterprises, Inc.	Exhibit 10.9 (b) to Registrant's Report on Form 10-QSB for the quarter ended September 30, 2004
*10.10	Ken Olsen Separation Agreement	Exhibit 10.10 to Registrant's Report on Form 10-K for the fiscal year ended March 31, 2004
*10.11	Stock option agreement with Cheryl Podzimek, President of APACN	Exhibit 10.11 to Registrant's Report on Form 10-K for the fiscal year ended March 31, 2005

Number	Description	Page Number or Incorporated by Reference to
10.12	Agreements on sale of MOCVD Assets	Exhibit 10.12 to Registrant's Report on for 8-K filed March 10, 2006
10.13	Patent and Technology and Revenue Sharing License Agreement	Exhibit 10.13 to Registrant's Report on for 8-K filed March 10, 2006
10.14	Lease agreement between Bass Lake Realty, LLC and APACN	Exhibit 10.14 to Registrant's Report of form 10-K for fiscal year ended March 31, 2006
*10.15	2007 Stock Compensation Plan	Exhibit 10.15 to Registrant's Registration Statement on Form S-8 POS filed on August 24, 2007
10.16	Amended and Restated Agreement Regarding Employment/Compensation Upon Change In Control	Exhibit 10.16 to Registrant's Report on for 8-K filed June 29, 2007
10.17	Supplemental Separation Agreement with A. Jain	Exhibit 10.17 to Registrant's Report on for 8-K filed June 29, 2007
10.18	Stock Purchase Agreement	Exhibit 10.18 to Registrant's Report on for 8-K filed June 29, 2007
10.19	Promissory Note	Exhibit 10.19 to Registrant's Report on for 8-K filed June 29, 2007
10.20	Guaranty-AK Jain	Exhibit 10.20 to Registrant's Report on for 8-K filed June 29, 2007
10.21	Stock Pledge Agreement	Exhibit 10.21 to Registrant's Report on for 8-K filed June 29, 2007
10.22	Separation Payments Pledge Agreement	Exhibit 10.22 to Registrant's Report on for 8-K filed June 29, 2007
10.23	Agreement to Provide Additional Collateral	Exhibit 10.23 to Registrant's Report on for 8-K filed June 29, 2007
10.24	Non-Compete Agreement	Exhibit 10.24 to Registrant's Report on for 8-K filed June 29, 2007

Number	Description	Page Number or Incorporated by Reference to
14	Code of Ethics	Exhibit 14 to Registrant's Report on Form 10-K for the fiscal year ended March 31, 2004
21	List of Subsidiaries	**
23.1	Consent of Grant Thornton LLP	**
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	**
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	**
32.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	**
32.2	Certification of Chief Financial Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	**

*Indicates management contract or compensation plan or arrangements required to be filed as an exhibit to this form.

** Filed with this Report.

Exhibit 21

APA Enterprises, Inc. had one subsidiary as of September 30, 2007, as set forth below. The subsidiary is wholly-owned by APA Enterprises, Inc.

Name	Jurisdiction of Incorporation
APA Cables and Networks, Inc.	Minnesota

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated December 21, 2007, accompanying the consolidated financial statements and schedule of APA Enterprises, Inc. and subsidiaries included in the Annual Report on Form 10-KSB for the period ended September 30, 2007 (which report expressed an unqualified opinion and contains an explanatory paragraph relating to the adoption of Financial Accounting Standard Board Statement No. 123(R), *Share-Based Payment*). We hereby consent to the incorporation by reference of said report in the Registration Statements of APA Enterprises, Inc. on Forms S-8 (File No. 333-74214, effective November 30, 2001; File No. 333-44500, effective August 25, 2000; File No. 333-44488, effective August 25, 2000; File No. 333-44486, effective August 25, 2000; and File No. 333-136828, effective August 23, 2006).

/s/GRANT THORNTON LLP

Minneapolis, Minnesota
December 21, 2007

Exhibit 31.1

CERTIFICATION

I, Cheryl Beranek Podzimek, certify that:

1. I have reviewed this annual report on Form 10-KSB of APA Enterprises, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly represent in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. APA Enterprises, Inc.'s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a and 15(e)) for APA Enterprises, Inc. and we have:

   a) Designed such disclosure controls and procedures to ensure that material information relating to APA Enterprises, Inc., including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) Evaluated the effectiveness of our disclosure controls and procedures as of a date and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation.

   c) Disclosed in this report any change in APA Enterprises, Inc.'s internal control financial reporting that occurred during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's control over financial reporting.

5. APA Enterprises, Inc.'s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to our auditors and the audit committee of our board of directors:

   a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect APA Enterprises, Inc.'s ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

December 21, 2007

/s/ Cheryl Beranek Podzimek
Cheryl Beranek Podzimek
Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Bruce G. Blackey, certify that:

1. I have reviewed this annual report on Form 10-KSB of APA Enterprises, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly represent in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. APA Enterprises, Inc.'s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a and 15(e)) for APA Enterprises, Inc. and we have:

   a) Designed such disclosure controls and procedures to ensure that material information relating to APA Enterprises, Inc., including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) Evaluated the effectiveness of our disclosure controls and procedures as of a date and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation.

   c) Disclosed in this report any change in APA Enterprises, Inc.'s internal control financial reporting that occurred during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's control over financial reporting.

5. APA Enterprises, Inc.'s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to our auditors and the audit committee of our board of directors:

   a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect APA Enterprises, Inc.'s ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

December 21, 2007

/s/ Bruce G. Blackey
Bruce G. Blackey
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of APA Enterprises, Inc. (the "Company") on Form 10-KSB for the period ending September 30, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Cheryl Beranek Podzimek, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge that:

1. The Report fully complies with the requirements of Sections 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly represents, in all material respects, the financial condition and results of operations of the Company.

/s/ Cheryl Beranek Podzimek
Cheryl Beranek Podzimek
Chief Executive Officer

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of APA Enterprises, Inc. (the "Company") on Form 10-KSB for the period ending September 30, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Bruce G. Blackey, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge that:

1. The Report fully complies with the requirements of Sections 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly represents, in all material respects, the financial condition and results of operations of the Company.

/s/ Bruce G. Blackey
Bruce G. Blackey
Chief Financial Officer

CLEARFIELD
Ingenuity in Passive Connectivity

CLEARFIELD, Inc
(Formerly known as APA ENTERPRISES, INC.)
5480 Nathan Lane, Suite 120
Plymouth, MN 55442
763-456-6866

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO OUR SHAREHOLDERS:

The 2008 Annual Meeting of the shareholders of Clearfield, Inc. (formerly known as APA Enterprises, Inc.), a Minnesota corporation (the "Company"), will be held at the offices, located at 5480 Nathan Lane, Suite 120, Plymouth, MN 55442, on February 27, 2008, at 3:30 p.m., Central Standard Time, to consider and vote upon the following matters:

1. Election of six directors.

2. Amendment of the 2007 Stock Compensation Plan of the Company to increase the number of shares of Common Stock reserved for issuance thereunder from 750,000 to 1,500,000.

3. Such other business as may properly come before the meeting or any adjournment or adjournments thereof.

We have fixed the close of business on January 23, 2008, as the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting. Our transfer books will not be closed.

Whether or not you expect to be present personally at the Annual Meeting, please complete, date, sign, and return the accompanying proxy in the enclosed, self-addressed envelope at your earliest convenience. This will insure your participation in the decisions to be made by the shareholders. We sincerely hope that all shareholders who can attend the Annual Meeting will do so.

BY ORDER OF THE BOARD OF DIRECTORS

Janna R. Severance
Secretary

January 28, 2008

TABLE OF CONTENTS

CLEARFIELD
Ingenuity in Passive Connectivity

Clearfield, Inc
(Formerly known as APA ENTERPRISES, INC.)
5480 Nathan Lane, Suite 120
Plymouth, MN 55442
763-456-6866

PROXY STATEMENT

FOR ANNUAL MEETING OF SHAREHOLDERS
February 27, 2008

SOLICITATION AND REVOCATION OF PROXIES

The accompanying proxy is solicited by the Board of Directors of Clearfield, Inc (formerly known as APA Enterprises, Inc.) (the "Company") in connection with the 2008 Annual Meeting of the Shareholders of the Company, to be held on Wednesday, February 27, 2008, at 3:30 p.m. Minneapolis time at 5480 Nathan Lane, Suite 120, Plymouth, MN 55442 and any adjournments thereof. This Proxy Statement and the accompanying form of proxy card are first being mailed to shareholders on or about January 28, 2008.

How to Vote

- By signing and returning the enclosed proxy card, you will be giving your proxy to our Board of Directors and authorizing them to vote your shares.

How Your Proxy Will be Voted; Board Recommendations

- Unless revoked, all properly executed proxies will be voted as specified. Proxies that are signed but that lack any specification will, subject to the following, be voted as follows, in accordance with the recommendations of the Board: FOR all nominees for director and FOR the amendment to the Stock Compensation Plan. If any other matters properly come before the Annual Meeting, or if any of the persons named to serve as directors should decline or be unable to serve, the persons named in the Proxy will vote in accordance with their discretion.

How to Revoke Your Proxy

- You have the power to revoke your proxy at any time before the convening of the Annual Meeting. Revocations of proxy will be honored if received by us, at the Company, addressed to the attention of Bruce Blackey, Chief Financial Officer, before the meeting on February 27, 2008. In addition, on the day of the meeting, prior to the convening thereof, revocations may be delivered to the tellers who will be seated at the door of the meeting room.

Abstentions

- If you abstain from voting as to any matter, your shares shall be deemed present at the meeting for purposes of determining a quorum and for purposes of calculating the vote with respect to such matter, but shall not be deemed to have been voted in favor of such matter. Abstentions, therefore, as to any proposal will have the same effect as votes against such proposal.

Broker Non-Votes

- If a broker turns in a "non-vote" proxy, indicating a lack of voting instruction by the beneficial holder of the shares and a lack of discretionary authority on the part of the broker to vote on a particular matter, then the shares covered by such non-vote proxy will be considered present at the meeting for purposes of determining a quorum but will not be considered to be represented at the meeting for purposes of calculating the vote required for approval of such matter.

Cost of Solicitation

- We will pay all expenses in connection with the solicitation of proxies. Proxies are being solicited primarily by mail, but officers, directors, and other employees of the Company may also solicit proxies by telephone, telegraph, or personal calls. No extra compensation will be paid by us for such solicitation. We may reimburse brokers, banks, and other nominees holding shares for others for the cost of forwarding proxy materials to, and obtaining proxies from, their principals.

VOTING RIGHTS

Only shareholders of record at the close of business on January 23, 2008, are entitled to notice of and to vote at the meeting or any adjournment thereof. As of that date, we had issued and outstanding 11,872,331 shares of Common Stock. Each holder of record of our Common Stock is entitled to one vote for each share registered in the shareholder's name as of the record date. The Articles of Incorporation of the Company do not grant the shareholders the right to vote cumulatively for the election of directors. No shareholder will have appraisal rights or similar dissenter's rights as a result of any matters expected to be voted on at the meeting.

The presence in person or by proxy of holders of a majority of the shares of Common Stock entitled to vote at the Annual Meeting will constitute a quorum for the transaction of business.

CHANGE OF FISCAL YEAR

In August 2007, we changed our fiscal year end from March 31 to September 30, resulting in a six-month transitional year beginning on April 1, 2007, and ending on September 30, 2007. All references in this Proxy Statement to fiscal year 2007 mean such six-month transition year. Fiscal year 2008 is the period beginning October 1, 2007, and ending on September 30, 2008.

OWNERSHIP OF COMMON STOCK

The following table shows as of January 23, 2008, the stock ownership of (i) all persons known by us to be beneficial owners of more than five percent of our outstanding shares of Common Stock, (ii) each director and each nominee for election as a director, (iii) the Named Executive Officers (as defined below under the caption "Executive Compensation"), and (iv) all current directors and executive officers as a group:

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Outstanding Shares
Anil K. Jain	1,670,502 (1)	14.1
Cheryl Beranek Podzimek	49,100 (2)	*
Bruce G. Blackey	-0-	*
Herman Lee	777,150	6.5
John G. Reddan	28,500 (3)	*
Ronald G. Roth	536,056 (3,6)	4.5
Stephen L. Zuckerman, M.D.	40,500 (3)	*
Donald R. Hayward	2,500(4)	*
All current directors and executive officers as a group (7 persons)	2,327,158 (5)	19.4

* Less than 1%.

(1) Includes 5,250 shares held by Dr. Jain as custodian for minor relatives. Dr. Jain disclaims beneficial ownership of such shares.

(2) Includes 29,100 shares that may be acquired upon exercise of options that are or will become exercisable within sixty days of the record date.

(3) Includes 27,500 shares that may be acquired upon exercise of options that are or will become exercisable within sixty days of the record date.

(4) Includes 2,500 shares that may be acquired upon exercise of options that are or will become exercisable within sixty days of the record date.

(5) Includes 114,100 shares that may be acquired upon exercise of options that are or will become exercisable within sixty days of the record date.

(6) Includes 156,760 shares owned by spouse. Mr. Roth disclaims beneficial ownership of such shares.

PROPOSAL 1: ELECTION OF DIRECTORS

Our Nominating Committee has named the individuals listed below for election as directors, each to serve until the next annual meeting of the shareholders and until his or her successor is elected and qualified or until his earlier resignation or removal. All of the nominees are currently directors.

Unless instructed not to vote for the election of directors or not to vote for any specific nominee, your proxy will be voted to elect the listed nominees. If any nominee withdraws as a candidate or is otherwise unavailable to stand for election at the meeting, the named proxies will vote for such other persons as they may determine, in their discretion. We do not anticipate that any candidate will withdraw.

The following information is provided with respect to the nominees for directors:

Name	Age	Director Since
Anil K. Jain	61	1979
Ronald G. Roth	62	2002
Stephen L. Zuckerman, M.D.	67	2002
John G. (Jack) Reddan	76	2002
Cheryl Beranek Podzimek	45	2007
Donald R. Hayward	50	2007

Dr. Anil K. Jain served as president of the Company from 1979 through June 2007, as Chairman of the Board from 1987 through June 2007, and as chief executive officer from 1988 through June 2007. He also served as chief financial officer and treasurer from 1979 through August 2000 and from 2003 through June 2007. Dr. Jain is a past director and former chairman of Minnesota Project Innovation, Inc., a nonprofit corporation.

Ronald G. Roth was elected Chairman of the Board of the Company in June 2007. Mr. Roth was Chairman of the Board and Chief Executive Officer of Waste Systems Corp., a privately held waste hauling and disposal company, for 25 years prior to its sale to a national sold waste management company in 1995. From 1995 to 2001, he was Chairman of the Board of Access Cash International L.L.C., a North American provider of ATMs and related processing and financial services until its sale. Since 1990 he has been an owner of, and has served in various capacities, including director and officer, with Phillips Recycling Systems. Mr. Roth holds a B.A. in Marketing from Michigan State University.

Dr. Stephen L. Zuckerman served as a director of the Company from January 1986 through August 1991 and was reappointed to the Board in February 2002. Dr. Zuckerman has been actively involved for many years with developing companies in the high tech area. He served as chairman of the board of ProtaTek International Inc., a biotechnology company manufacturing for the human and veterinary marketplace (1984 to 1987), as co-founder and chairman of the board of Hypertension Diagnostic Inc., also a biotechnology company that has developed a methodology for early detection of blood vessel disorders (1988 to 1991), and as a member of the board of Biosensor Inc. (1989 to 1991) and Micromedics Inc. (1986 to 1991 and

February 2002 to present). From 1982 to 1995 Dr. Zuckerman was president of M-T Venture Capital Fund, Inc., a Minnesota corporation created to invest in early-stage biotechnology and medical technology companies. Since 1976, Dr. Zuckerman has consulted in the health care delivery field, focusing his efforts on the regionalization of health care services. He was the designer, founder and director of the University of Minnesota Hospitals' Outreach Program from 1976 to 1984. Besides his internal medicine practice, Dr. Zuckerman presently is chairman of the board of The Foundation for Rural Health Care, a nonprofit organization that owns and manages three rural nursing homes, and a member of the board of Micromedics, Inc. He is also president of M-T Venture Capital Fund II, Inc. and chairman of the board of Minnesota Film Arts, an organization created thru the merger of the University Film Society and the Oak Street Cinema, Minneapolis, Minnesota (2000 to present).

John G. (Jack) Reddan joined the Board of Directors in November 2002. Mr. Reddan, retired, most recently has worked as a volunteer with the Presbytery of the Twin Cities Area (Presbyterian Church USA) in various roles. From 1992 to 1994 he worked as a volunteer with the Presbyterian Border Ministries in McAllen, Texas. Mr. Reddan's professional career spanned over thirty years as both a general and program manager with Unisys.

Cheryl Beranek Podzimek joined APA in July 2003 as President of its subsidiary, APACN. In June 2007, she was named President and CEO of the Company. Prior to 2003, Ms. Podzimek was President of Americable, which was acquired by APA Cables & Networks ("APACN") in June 2003. She served as President of Americable from 2002 to 2003. From 2001 to 2002 Ms. Podzimek was Chief Operating Officer of Americable. Previously, Ms. Podzimek held a variety of lead marketing positions with emerging high-growth technology companies. She served as Vice President of Marketing from 1996-2001 at Transition Networks, a manufacturer of network connectivity products, Director of Marketing from 1992 to 1996 at Tricord Systems, an early stage multi-processor based super server manufacturer, and Director of Marketing from 1988 to 1992 at Digi International, a designer and manufacturer of connectivity products. Ms. Podzimek holds a Bachelors of Science Degree from Southwest Minnesota State University and a Masters of Science Degree from North Dakota State University.

Donald R. Hayward is currently President of Engel Diversified Industries (EDI), a privately held manufacturing company. Immediately prior to joining EDI, Mr. Hayward held the position of Director of Corporate Services at Minnesota Technology, Inc. (MTI) a publicly funded, private non-profit in support of Minnesota's technology community. Prior to 1998, Mr. Hayward spent nearly 20 years working in business administration, finance and manufacturing for LecTec, Pine Island & Goodhue Elevator Associations, the Pillsbury Corporation as well as private elementary school. Mr. Hayward holds a Bachelor of Science in Business Administration and Economics from the University of Wisconsin.

Board Meetings. The Board of Directors held 6 meetings during fiscal 2007. All directors attended at least 75% of the meetings of the Board of Directors and of each committee on which they served.

Committees

The Company has an audit committee, a compensation committee, and a nominating committee, each of which is comprised of all non-employees (outside directors). The members of these committees during fiscal 2007 were as follows:

Audit Committee	Compensation Committee	Nominating Committee
Ronald Roth	Ronald Roth, Chairman	Ronald Roth, Chairman
Stephen Zuckerman	Stephen Zuckerman	Stephen Zuckerman
Jack Reddan, Chairman	Jack Reddan	Jack Reddan

Audit Committee. The audit committee has sole authority to appoint, review and discharge our independent public accountants. The committee also reviews and approves in advance the services provided by the independent public accountants and reviews our internal accounting controls. The audit committee operates under a written charter adopted by the Board of Directors. All members of the Audit Committee are "independent" under the current Nasdaq stock market listing standards. The Board has identified John G. Reddan as the current member of our Audit Committee who meets the definition of an "Audit Committee Financial Expert" under rules of the Securities and Exchange Commission. During fiscal 2007, the Audit Committee held 3 meetings. See "RELATIONSHIP WITH INDEPENDENT PUBLIC ACCOUNTANTS – Report of Audit Committee" below.

Compensation Committee. The compensation committee develops general compensation policies and establishes compensation plans and specific compensation levels for executive officers. The compensation committee met once during fiscal 2007 to consider the compensation of the executive officers. See "EXECUTIVE COMPENSATION.

Nominating Committee. The nominating committee selects nominees for election as directors of the Company. In fiscal 2007, the nominating committee met once, at which time it selected nominees for election at the upcoming annual meeting. The nominating committee will consider qualified director nominees recommended by shareholders for election in 2009 and beyond. Our process for receiving and evaluating Board member nominations from our shareholders is described below under the caption "Nominations."

Compensation of Directors

The following table provides information on the compensation paid in fiscal 2007 to each of our non-employee directors. Dr. Jain, who was employed by the Company during part of fiscal 2007, and Cheryl Podzimek who was and is an employee, received no compensation for their Board activities.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All other Compensation ($)	Total ($)
Ronald G. Roth	$5,000	-	$1,558	-	-	-	$6,558
John G. Reddan	$5,000	-	$1,558	-	-	-	$6,558
Stephen L. Zuckerman	$5,000	-	$1,558	-	-	-	$6,558
Don Hayward	-	-	$ 129	-	-	-	$129

(1) On August 23, 2007, each board member was granted a six year option to purchase 2,500 shares of the Company's Common Stock at an exercise price of $1.28 per share with a one year vesting period. This represents the amount recognized for financial statement reporting purposes for the fiscal year ended September 30, 2007, in accordance with FAS 123(R). The assumptions used to determine the valuation of the awards are discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations and Note N to our consolidated financial statements, each included in the Company's Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on December 21, 2007. Each of the option awards, computed in accordance with FAS 123(R), is the same as the amount recognized for financial statement reporting purposes as reflected in this column. The full grant date fair value of all the awards to these directors, computed in accordance with FAS 123(R), is $11,206.

As of September 30, 2007, each non-employee director had 27,500 options outstanding with the exception of Don Hayward who had 2,500 options outstanding.

Code of Ethics

The Company has adopted a code of ethics applicable to its chief executive officer and senior financial officer. The code is available at no charge by request to the Company in writing, to the attention of the Comptroller. Additionally, the code is filed with the Securities and Exchange Commission as an exhibit to the Company's Report on Form 10-K for the fiscal year ended March 31, 2004, and is available on our website (www.clearfieldconnection.com).

Nomination of Director Candidates

Effective May 27, 2005, the Board of Directors appointed a standing nominating committee for selection of nominees for election to the Board of Directors. The committee's charter is available on our website (www.clearfieldconnection.com) or by request in writing to the Company (Attn: Chief Financial Officer).

The nominating committee determines the required selection criteria and qualifications of director nominees based upon the needs of the Company at the time nominees are considered. In general, at a minimum, a candidate must possess the ability to apply good business judgment and must be in a position to properly exercise his or her duties of loyalty and care. In addition, the committee evaluates candidates based on financial literacy, knowledge of the Company's industry or other background relevant to the Company's needs, status as a shareholder in the Company, "independence" for purposes of compliance with the rules of the SEC and the Nasdaq Stock Market, and willingness, ability, and availability for service. Candidates will be preferred who hold an established executive level position in business, finance, law, education, research or government. When current Board members are considered for nomination for reelection, the nominating committee also takes into consideration their prior Company Board contributions, performance and meeting attendance records.

The nominating committee has not utilized the services of any third party search firm to assist in the identification or evaluation of Board member candidates. However, the committee may engage a third party to provide such services in the future, as it deems necessary or appropriate at the time in question.

The nominating committee will consider qualified candidates for possible nomination that are submitted by our shareholders. Shareholders who wish to make such a submission may do so by sending the following information to the nominating committee c/o Clearfield, Inc., Attn: Chief Financial Officer: (1) name of the candidate and a brief biographical sketch and résumé; (2) contact information for the candidate and a document evidencing the candidate's willingness to serve as a director if elected; (3) a signed statement as to the submitting shareholder's current status as an owner and the number of shares currently held. Nominations are further subject to the requirements of Section 2.14-a of the Company's Bylaws. Our Bylaws are available on our website (www.clearfieldconnection.com) or by request in writing to the Company (Attn: Chief Financial Officer).

This information will be evaluated against the criteria established by the committee and the specific needs of the Company at that time. Based upon such preliminary assessment, candidate(s) who appear best suited to meet the needs of the Company may be invited to participate in a series of interviews, which are used as a further means of evaluating potential candidates. On the basis of information learned during this process, the committee will determine which nominee(s) to propose for election at the next annual meeting. The committee will use the same process for evaluating all nominees, regardless of the source of the nomination.

No candidates for director nominations were submitted to the committee by any shareholders in connection with the 2008 Annual Meeting. Any shareholders desiring to present a nomination for consideration by the committee prior to our 2009 annual meeting must do so at least 90 days prior to the one year anniversary of this year's Annual Meeting (i.e. 90 days prior to February 27, 2009), as required by Section 2.14-a of our Bylaws.

Shareholder Communication with the Board

We do not have a formal procedure for shareholder communication with our Board of Directors. In general, our officers are easily accessible by telephone or mail. Any matter intended for the Board, or for any individual member or members of the Board, should be directed to our Comptroller at the Company address with a request to forward the same to the intended recipient. All such communications will be forwarded unopened.

We encourage all incumbent directors, as well as all nominees for election as director, to attend the annual meeting of shareholders. All incumbent directors and nominees attended the annual meeting in August 2007.

EXECUTIVE COMPENSATION

Summary Compensation Table. The following table sets forth certain information regarding compensation paid during our six month transitional year ended September 30, 2007 to our chief executive officers during such year (the "Named Executive Officers").

Name and Principal Positions	Fiscal Year	Salary	Bonus	Stock Awards	Option Awards	Non-equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Anil K. Jain	2007	$105,055(1)	0	$--	$--	$--	$--	$71,225 (2)	$176,280
President, former Chief Executive Officer and Chief Financial Officer									
Cheryl Beranek Podzimek	2007	$73,846	$30,800(3)	$--	$--	$--	$--	$5,491 (4)	$110,137
President and Chief Executive Officer									

(1) Consists of salary for the period from April 1, 2007, through June 21, 2007, and separation payments for the period from June 22, 2007, through September 30, 2007.
(2) Consists of taxable fringe benefits and Company contribution on Mr. Jain's behalf to 401(k) plan and accumulated vacation of $67,562.
(3) Consists of bonus award to Ms. Podzimek in the amount of $30,800 related to fiscal year 2007.
(4) Consists of Company contribution on Ms. Podzimek's behalf to 401(k) plan.

Change of Control Arrangement. We have an agreement with Cheryl Beranek Podzimek providing for certain benefits in the event of a change in control (as defined in the agreement) of the Company. If, following a change in control, or if the Company sells substantially of the assets of APACN (a "Subsidiary Sale") and within six months after the change of control of the Company or within six months after the closing of the Subsidiary Sale, Ms. Podzimek voluntarily terminates her employment for "good reason" (as defined in the agreement), shall be entitled to payment of any bonus accrued at the time of termination and to continuation of her salary then in effect for up to twelve months.

In June 2007, Dr. Jain's employment terminated. Pursuant to the terms of a September 15, 2005 agreement regarding separation upon change of control or under other circumstances, we are obligated to pay him an amount equal to twice his annual salary, as in effect as the date of termination, over a period of two years, payable in installments corresponding to our regular payroll dates. The aggregate amount payable to Dr. Jain under this arrangement is $380,085.

Grants of Plan-Based Awards

There were no grants of Plan Based Awards in fiscal year 2007 to officers of the Company.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards				
Name	# of Securities Underlying Unexercised Options (#) Exercisable	# of Securities Underlying Unexercised Options (#) Unexercisable	Equity incentive Plan Awards: # of Securities underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date
Anil K. Jain	--	--	--	--	--
Cheryl Beranek Podzimek	18,000	17,000	--	$2.55	10/30/2009
	--	10,000	--	$1.30	8/18/2011

Option Exercises and Stock Vested

There were no options exercised or stock vested in fiscal year 2007 to officers of the Company.

Pension Benefits

There were no pension benefits in fiscal year 2007 to officers of the Company.

Nonqualified Deferred Compensation

There was no nonqualified deferred compensation in fiscal year 2007 to officers of the Company.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

Lease for Company Facility. Prior to October 30, 2007, we leased our principal executive office and manufacturing facility in Blaine, Minnesota, from Jain-Olsen Properties, a partnership consisting of Anil K. Jain and Kenneth A. Olsen. Both of them are former officers of the Company. In addition, Mr. Olsen is a former director and Dr. Jain is a current director of the Company. On October 30, 2007, we (i) purchased this facility at appraised fair market value, pursuant to an option to purchase contained in the lease, (ii) terminated the lease, and (iii) sold the property to a third party.

India Facility. Prior to June 28, 2007, Kul B. Jain, brother of our former chief executive officer, Anil K. Jain, was a director of our APA Optronics (India) Private Limited subsidiary that was established in fiscal 2005. Kul B. Jain was paid approximately $250 per month in this position. He was not an employee of APA Optronics (India) or APA Enterprises, Inc. On June 28, 2007, we sold all of our interest in our Indian subsidiary to an entity controlled by Anil K. Jain, our former chief executive officer, on terms deemed by the independent directors to be fair and reasonable to the Company. The purchase price of $500,000 is payable over 5 years and is secured by pledges of stock and Dr. Jain's payments under his separation agreement, as well as by a guarantee from Dr. Jain.

Split Dollar Insurance. In November 1989, we adopted a split dollar life insurance plan (the "1989 Plan") for the benefit of Anil K. Jain. Under the terms of the 1989 Plan, we pay the premiums on a $5 million insurance policy (the "Policy") on the lives of Dr. Jain and his spouse. The Policy is a whole life, joint and survivor policy, on which all premiums are paid by us and income is imputed to Dr. Jain in an amount equal to the term rate for his insurance as established by the insurer. No premium payments have been made since January 1996. The Policy is owned by the Jain Children's Irrevocable Trust dated November 28, 1989, (the "Trust"). The 1989 Plan is designed so that we will recover all premium payments and advances made by us on account of the Policy held by the Trust. Our interest in the premium payments and advances is secured by a collateral assignment of the Policy. Upon the death of the last to die of Dr. Jain and his spouse, we will be reimbursed from the insurance proceeds paid to the Trust in an amount equal to the total premiums and advances made by us. In the event the trustee of the Trust surrenders the Policy for its cash surrender value at some date in the future, we will be reimbursed for the premiums paid on the Policy.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Based solely upon a review of Forms 3, 4 and 5 and amendments thereto furnished to the Company and any written representations that no Forms 5 was required, the Company believes that all reports required to be filed by its officers, directors, and greater than 10% beneficial shareholders under Section 16(a) of the Exchange Act were timely filed.

PROPOSAL 2: AMENDMENT OF 2007 STOCK COMPENSATION PLAN

In 2006, the Board of Directors adopted and the shareholders approved the 2007 Stock Compensation Plan (the "Plan") to assist in attracting, retaining and rewarding employees. 750,000 shares of Common Stock are currently authorized and reserved for issuance under the

Plan, and as of December 31, 2007, 390,300 shares of common stock remain available for grants under the Plan.

On November 29, 2007, the Board of Directors approved an amendment to the Plan, subject to shareholder approval, to increase the number of shares of common stock authorized and reserved for issuance thereunder from 750,000 shares to 1,500,000 shares.

The Board of Directors believes that compensation based on the value of the Company's stock is an important element in attracting and retaining highly skilled and qualified employees and, further, that stock-based awards are highly effective in aligning the interests of these individuals with those of the shareholders. Therefore, the Board of Directors believes that it is desirable to amend the Plan to authorize additional shares of common stock.

Shares Subject to the Plan. A total of 750,000 shares of common stock were originally reserved for issuance under the Plan. The proposed amendment will increase that number to 1,500,000 shares. The shares of common stock that may be issued or transferred to grantees under the Plan may be authorized but unissued shares or outstanding shares acquired by the Company. The Plan provides for appropriate adjustment in the number of shares subject to the Plan and to the grants previously made if there is a stock split, stock dividend, reorganization or other relevant change affecting the Company's corporate structure or its equity securities. If shares subject to an award are not issued to the extent permitted prior to expiration of the award or an award is otherwise forfeited, such shares will become available for inclusion in future grants. On January 17, 2008, the closing price for the common stock in the Nasdaq Global Market was $1.04 per share.

Administration. The Plan is administered by the Board or a committee appointed by the Board. The Board or committee determines the participants, grants stock options, with or without stock appreciation rights, and other awards, establishes rules and regulations for the operation of the Plan, and determines the price, term, vesting schedule, number of shares and other terms of options and other awards. The Board or committee may delegate its powers and duties to members of the Company's administration with respect to Plan participants who are not subject to Section 16 of the Securities Exchange Act of 1934.

Eligible Participants. The Plan allows grants of awards to any employee of the Company or any affiliate or subsidiary, no matter where located.

As of January 4, 2008, there were approximately 105 employees eligible to participate in the Plan. The number of grantees may vary from year to year.

The following table sets forth, as of January 23, 2008, the number of stock options granted under the Plan to the Named Executive Officer (see "Summary Compensation Table"), all current executive officers as a group, and all employees (including officers who are not executive officers) as a group. No director or director nominee, except Ms. Podzimek, no nonemployee, and no associate of any director, director nominee or executive officer has received any grant under the Plan; nor has any person been granted options to purchase 5% or more of the shares available under the Plan.

	Number of Shares
Cheryl Beranek Podzimek, Named Executive Officer	195,000
All current executive officers, as a group (2 persons)	195,000
All employees (excluding executive officers) as a group	164,700

Stock Options. Options granted under the Plan may be in the form of either options that qualify as "incentive stock options" under Section 422 of the Code ("ISOs") or those that do not qualify as such ("NQSOs"). The term of an option is fixed by the Board or committee, but no option may have a term of more than ten years from the date of grant. Options are exercisable at such times as determined by the Board or committee. The option exercise price is determined by the Board or committee at the time of grant but cannot be less than 100% of the fair market value of the common stock on the date of grant. The grantee may pay the option price in cash or, if permitted by the Board, by note or by delivering to the Company shares of common stock already owned by the grantee that have a fair market value equal to the option exercise price. If an ISO is granted to a participant who owns, at the date of grant, in excess of 10% of the Company's outstanding common stock, the exercise price must be at least 110% of the fair market value on the date of grant and the term of the ISO may be no more than five years from the date of grant. In addition, the total fair market value of shares subject to ISOs which are exercisable for the first time by any participant in any given calendar year cannot exceed $100,000 (valued as of the date of grant).

Stock Appreciation Rights. The Board or committee may grant stock appreciation rights ("SARs") in connection with a stock option granted under the Plan. If a grantee exercises an SAR, the grantee will receive an amount equal to the excess of the fair market value of the shares with respect to which the SAR is being exercised over the option exercise price of the shares. If an SAR is exercised in whole or in part, the right under the related option to purchase shares with respect to which the SAR has been exercised will terminate to the same extent. If a stock option is exercised, any SAR related to the shares purchased will terminate.

Other Stock-Based Awards. The Board or committee, in its discretion, may grant other awards that are valued in whole or in part by reference to, or otherwise based on, the common stock, including, without limitation, performance shares, convertible preferred stock, convertible debentures, or exchangeable securities. Such awards may be granted in addition to or in tandem with stock options or stock appreciation rights granted under the Plan. The Board or committee may set such terms with regard to the vesting of such awards as it deems reasonable.

Termination of Employment. Unless otherwise provided in the related award agreement, awards granted under the Plan are generally not transferable other than by the laws of descent and distribution or pursuant to a Qualified Domestic Relations Order as defined by the Code or Title I of the Employee Retirement Income Security Act, or their rules and regulations thereunder. Following the death of an optionee, any option held may be exercised, to the extent such option was exercisable at the time of death or on such accelerated basis as the Board or committee may determine at or after grant, by the legal representative of the optionee's estate or by any person who acquired the option by will or the laws of descent and distribution for a period of one year or such other period as the Board of committee may specify at grant from the date of such death or until the expiration of the stated term of the option, whichever period is shorter. If a participant's employment by the Company is terminated by reason of disability, any option held by such participant may thereafter be exercised, to the extent it was exercisable at the time of termination or on such accelerated basis as the Board or committee may determine at or after grant until the expiration of the stated term of such option (unless otherwise specified by the Board or committee at the time of grant). If the optionee dies prior to the expiration of any unexercised option, the option may thereafter be exercised to the extent it was exercisable at the time of death for a period of one year from the date of death or until the expiration of the stated term of the option, whichever period is shorter. If any optionee's employment by the Company is terminated for any other reason, the option may be exercised, to the extent otherwise then exercisable, for the lesser of three months from the date of termination of employment or the balance of their term of the option. Terms for awards other than stock options and stock appreciation rights may be set by the Board or committee at the time of the granting of the award.

Change of Control. In the event of a "Change of Control" (as defined in the Plan), unless determined otherwise by the Board of Directors prior to the Change of Control, any award granted under the Plan will become fully exercisable and vested and will terminate 60 days thereafter. For purposes of the Plan, a "Change in Control" occurs when (i) the majority of the directors of the Company are persons other than persons whose election has been solicited by the Board of Directors or have been appointed by the Board to fill vacancies created by death, resignation, or a new position, (ii) any person or group of persons (as defined in Section 13(d) of the Exchange Act and the rules thereunder) acquires 30% or more of the outstanding voting stock of the Company, or (iii) the shareholders of the Company approve a merger or consolidation (other than a merger or consolidation with a subsidiary of the Company or in which the Company is the surviving corporation and the shareholders of the Company immediately prior to the merger own more than 70% of the outstanding voting stock of the surviving corporation or its parent corporation), exchange of shares, sale or other disposition of all or substantially all of the Company's assets, or liquidation or dissolution of the Company.

Tax Rules. The following is a brief summary of the federal income tax rules currently applicable to stock options that may be granted under the Plan.

The grant of a NQSO will have no immediate tax consequences to the grantee or to the Company. Upon the exercise of a NQSO, the grantee will recognize ordinary income (and the Company will generally be entitled to a compensation deduction) in an amount equal to the excess of the fair market value of the shares of common stock on the date of the exercise of the option over the option exercise price. The grantee's tax basis in the shares will be the exercise price plus the amount of ordinary income recognized by the grantee, and the grantee's holding period will commence on the date the shares are transferred. Special rules apply in the event all or a portion of the exercise price is paid in the form of stock. Other special rules may also apply to a grantee who is subject to Section 16 of the Exchange Act.

Upon a subsequent sale of shares of common stock acquired pursuant to the exercise of an NQSO, any difference between the grantee's tax basis in the shares and the amount realized on the sale is treated as long-term or short-terms capital gain or loss, depending on the holding period of the shares.

The grant of an ISO will have no immediate tax consequences to the grantee or to the Company. The exercise of an ISO by the payment of cash to the Company will generally have no immediate tax consequences to the grantee (except to the extent it is an adjustment in computing alternative minimum taxable income) or to the Company. If a grantee holds the shares acquired pursuant to the exercise of an ISO for the required holding period, the grantee generally will realize long-term capital gain or long-term capital loss upon a subsequent sale of the shares in the amount of the difference between the amount realized upon the sale and the purchase price of the shares (i.e., the exercise price). In such a case, no compensation deduction will be allowable to the Company in connection with the grant or exercise of the ISO or the sale of shares of common stock acquired pursuant to such exercise.

If, however, a grantee disposes of the shares prior to the expiration of the required holding period (a "disqualifying disposition"), the grantee will recognize ordinary income (and the Company will generally be entitled to a compensation deduction) equal to the excess of the fair market value of the shares of common stock on the date of exercise (or the proceeds of the disposition, if less) over the exercise price. Special rules apply in the event all or a portion of the exercise price is paid in the form of stock.

No income will be realized by a participant and the Company is not entitled to a compensation deduction in connection with a grant of an SAR. When the SAR is exercised, the participant will generally be required to include as taxable ordinary income in the year of exercise an amount equal to the amount of cash and the fair market value of any shares of common stock received. The Company will be entitled to a compensation deduction at the time and in the amount included in the participant's income by reason of the exercise. If the participant received common stock upon exercise of an SAR, the post-exercise appreciation or depreciation will be treated in the same manner as discussed above regarding the tax treatment of NQSOs.

The federal income tax treatment of other stock-based awards will depend on the nature of any such award and the restrictions applicable to such award. Such an award may, depending upon the conditions applicable to the award, be taxable as an option or as an award of restricted or deferred stock. In certain instances, a participant may be entitled to defer recognition of income on the value of a grant of stock if the stock is subject to substantial risk of forfeiture. The participant will be subject to tax at ordinary income rates on the fair market value of the stock on the date that income is recognized. The Company generally will be entitled to a compensation deduction equal to the amount that is taxable as ordinary income to the participant in the year that such income is taxable. With respect to the subsequent sale of stock received, the holding period to determine whether a participant will recognize long-term or short-term capital gain or loss will generally begin when any restriction period expires (or the date on which the participant recognizes income), and the tax basis for such shares will generally be the fair market value of the shares on that date.

Plan Benefits. Grants of options and award under the Plan are discretionary. Accordingly, it is not possible to identify the recipients or specify the amounts to be received by any recipient. In general, the Board or the committee administering the Plan will seek recommendations from management (as to non-executive employees) concerning the recipients of grants and awards, the appropriate amounts and types of awards, and the term of the exercise. Grants and awards may be made annually, or more frequently in the case of new hires, promotions, or other special circumstances. In general, the Committee's compensation policy includes stock incentives for executive management as a significant component of total compensation.

Equity Compensation Plan Information. The Company currently has three compensation plans: The 1993 Directors Plan, the 1997 Stock Compensation Plan, and the 2007 Stock Compensation Plan, all of which have been approved by the shareholders of the Company. In addition, the Company has issued warrants to its directors and certain service providers. These awards have not been presented to or approved by the shareholders. The following table presents information as of September 30, 2007, about these plans and awards.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by shareholders	236,830	$1.72	713,170
Equity compensation plans not approved by shareholders	350,000	$3.00	Not applicable*
Total	586,830	$2.48	713,170

* These securities are comprised solely of warrants that were not issued pursuant to any formal plan with an authorized number of securities available for issuance.

Accounting Treatment. In December 2004, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes ABP Opinion No. 25, Account for Stock Issued to Employees, and amends FASB No. 95, Statement of Cash Flows. Generally the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure will no longer be an alternative. The provisions in Statement 123(R) became effective for all stock options or other equity-based awards to employees or directors that vested or became exercisable in 2006. The

Company first reported in accordance with the new standard in its fiscal quarter ended June 30, 2006.

The affirmative vote of a majority of the shares of common stock present and voting on such matter is necessary for the proposed amendment of the Plan.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE AMENDMENT TO THE 2007 STOCK COMPENSATION PLAN. YOUR PROXY WILL BE SO VOTED UNLESS YOU SPECIFY OTHERWISE.

RELATIONSHIP WITH INDEPENDENT PUBLIC ACCOUNTANTS

Report of Audit Committee

The Audit Committee of the Board of Directors is comprised of three non-employee directors. All members are independent as defined under the rules of The Nasdaq Stock Market.

The Audit Committee held 3 meetings during the transitional fiscal ended September 30, 2007. The meetings were designed to facilitate and encourage communication between the Audit Committee and the Company's independent public accountants, Grant Thornton LLP.

During these meetings, the Audit Committee reviewed and discussed the quarterly and audited financial statements with management and Grant Thornton LLP.

The discussions with Grant Thornton LLP also included the matters required by Statement on Auditing Standards No. 61 (Communication with Audit Committees). Grant Thornton LLP also provided to the Audit Committee the written disclosures and the letter regarding their independence as required by the Independence Standards Board Standard No. 1. This information was discussed with Grant Thornton LLP.

Based on these discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements for the fiscal year ended September 30, 2007, be included in the Company's annual report on Form 10-KSB.

Ronald G. Roth　　John G. Reddan　　Stephen L. Zuckerman, M.D.

Members of the Audit Committee

Independent Public Accountants' Fees

The firm of Grant Thornton LLP, independent public accountants, audited our financial statements for the years ended March 31, 2007, 2006, and 2005 and for the transitional year ended September 30, 2007. Our audit committee has appointed them to serve as our auditors for the fiscal year ending September 30, 2008. Representatives of Grant Thornton LLP are expected to attend the annual meeting to answer any questions and will have the opportunity to make a statement if they wish.

The following table presents fees for professional services rendered for the two most recent fiscal years.

	Year Ended September 30, 2007	March 31, 2007
Audit fees [1]	$ 99,696	$ 95,836
Audit-related fees [2]	12,820	12,350
Tax fees		
Tax compliance fees	15,629	20,250
Other tax [3]	2,588	2,742
	130,733	131,178

(1) Audit fees include fees billed expected to be billed for transition period ended September 30, 2007 and fees billed and expected to be billed for professional services rendered for the audit of our annual financial statements for that period, the review of our financial statements included in our reports on Form 10-QSB, services in connection with registration statements filed with the SEC, and accounting consultations necessary for the rendering of an opinion on our financial statements.

(2) Audit-related services include audit expenses of our 401(k) plan, consultations related to Sarbanes-Oxley Section 404 and adoption of our 2007 Stock Compensation Plan.

(3) Other tax services include tax planning, state tax planning and other tax consultation.

Our Audit Committee must pre-approve all audit services, engagement fees and terms, and all permitted non-audit engagements, subject to the de minimus exceptions permitted pursuant to the Securities Exchange Act of 1934. Pursuant to its pre-approval policy, the Audit Committee has authorized management to engage Grant Thornton for tax planning and preparation and filing of the Company's tax returns.

OTHER MATTERS

We are not aware that any matter other than those described in the Notice of Meeting will be presented for action at the meeting. If, however, other matters do properly come before the meeting, it is the intention Ms. Podzimek and Mr. Blackey (the persons named as proxies) to vote the proxied shares in accordance with their best judgment on such matters.

SHAREHOLDER PROPOSALS FOR 2009 ANNUAL MEETING

The Company's 2009 Annual Meeting of Shareholders is expected to be held on or about February 27, 2009, and proxy materials in connection with that meeting are expected to be mailed on or about January 28, 2009. In order to be included in the Company's proxy materials for the 2009 Annual Meeting, shareholder proposals prepared in accordance with the proxy rules must be received by the Company on or before September 20, 2007.

In addition, pursuant to the Company's Bylaws, a shareholder must give notice to the Company prior to December 1, 2008, of any nominations for director or any proposal which such shareholder intends to raise at the 2009 Annual Meeting. If the Company receives notice of such nomination or proposal on or after December 1, 2008, such nomination or proposal will not be considered at the annual meeting.

Additionally, if the Company receives notice of a shareholder proposal after December 14, 2008, it will be considered untimely pursuant to SEC Rules 14a-4 and 14a-5(e), and the persons named in the proxies solicited by the Board of Directors for the 2009 Annual Meeting may exercise discretionary voting power with respect to the proposal.

ADDITIONAL INFORMATION

A copy of the Company's Report to Shareholders for the fiscal year ended September 30, 2007, accompanies this Notice of Annual Meeting and Proxy Statement.

THE COMPANY WILL FURNISH WITHOUT CHARGE A COPY OF ITS ANNUAL REPORT ON FORM 10-KSB (EXCLUSIVE OF EXHIBITS) FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2007, TO EACH PERSON WHO IS A SHAREHOLDER OF THE COMPANY, UPON RECEIPT OF A WRITTEN REQUEST FOR SUCH REPORT. SUCH REQUESTS SHOULD BE SENT TO:

CLEARFIELD, INC.
(Formerly known as APA ENTERPRISES, INC.)
Attention: Chief Financial Officer
5480 Nathan Lane
Plymouth, MN 55442

By Order of the Board of Directors

Janna R. Severance
Secretary

January 28, 2008

leading edge technology that significantly changes the way telecommunications service providers can choose to manage their fiber networks.

The evolutionary design of the Clearview Cassette system ensures that all the critical principles of fiber management are satisfied and virtually eliminates exposure to environmental hazards or human interaction. This reduces the risk of damage to the enclosed fiber connection. Traditional central office fiber management offers a fixed bulkhead design, costly radius and physical fiber protection inside an overall housing that is difficult to install and maintain. The Clearview Cassette breaks the old rules of fiber management and introduces a modular, easily-configurable and repeatable system that is highly cost effective for our customers.

In January 2008, Clearfield introduced FieldSmart, an entire new line of fiber management products designed to utilize the Clearview Cassette system. FieldSmart in conjunction with Clearview will provide the same principles of fiber access, protection and route diversity in all outside plant as well as central office environments.

Our customers are responding with enthusiasm to FieldSmart's "grow as you go" design. This modular system allows for the rollout of both the central office and outside plant fiber management at the rate the service provider needs. Service providers can now exactly match their capital equipment investment with their service requirements. We believe this makes our system extremely attractive to several of our target markets, specifically independent telephone service providers and the municipal utilities. Clearfield benefits us by reducing our material and labor cost because we are able to manufacture with a modular, repeatable design. In addition, the company stands to benefit with add-on sales as these networks grow.

Marketplace Development

Clearfield continues to mature with the marketplace. During the last six months the company began shipping product into non-U.S. markets and will be investing to further develop these in-roads. Consistent with our strategy to broaden our market reach, we will continue to work with telco equipment providers to introduce Clearview technology into their broad suite of connectivity solutions.

Now as Clearfield, we are not only strong in our resolve to be creative and original in our approach, but also remain fully-grounded in delivering products that are both practical and craft-friendly.

Respectfully,



Ronald G. Roth
Chairman of the Board

Cheri Beranek Podzimek
President & CEO



Market for Common Equity and Related Stockholder Matters

Our common stock is traded on The NASDAQ Global Market under the symbol "CLFD." The following table sets forth the quarterly high and low sales prices for our common stock for each quarter of the past two fiscal years as reported by NASDAQ.

Transition Period Ended September 30, 2007	High	Low
Quarter ended June 30, 2007	$1.48	$1.12
Quarter ended September 30, 2007	1.17	0.75

Fiscal 2007	High	Low
Quarter ended June 30, 2006	$2.23	$1.25
Quarter ended September 30, 2006	1.59	1.21
Quarter ended December 31, 2006	1.56	1.25
Quarter ended March 31, 2007	1.67	1.21

Selected Financial Data

	Six Months Ended September 30,	Twelve Months Ended March 31,			
	2007	2007	2006	2005	2004
Statements of Operations Data:					
Revenues	$10,296,680	$18,560,178	$15,956,203	$14,112,605	$11,909,465
Net loss	(1,290,439)	(2,147,310)	(3,348,848)	(3,420,038)	(6,535,147)
Net loss per share, basic and diluted	(.11)	(.18)	(.28)	(.29)	(.55)
Weighted average number of shares, basic and diluted	11,872,331	11,872,331	11,872,331	11,872,331	11,872,331
Balance Sheet Data:					
Total assets	$15,341,568	$15,722,558	$19,593,571	$22,074,014	$26,083,516
Long-term obligations, including current portion	518,724	197,599	1,360,961	1,578,836	1,811,759
Shareholders' equity	12,212,687	13,476,484	15,579,442	18,922,161	22,363,061

The above selected Financial Data should be read in conjunction with the financial statements and related notes included in this Annual Report and "Management's Discussion and Analysis or Plan of Operation" in our Report on Form 10-KSB for the transitional period ended September 30, 2007.

Board of Directors

Ronald G. Roth
Chairman of the Board Semi-Retired Consultant

Dr. Anil Jain
Private business owner and former Chairman of APA Enterprises, Inc.

Stephen L. Zuckerman, M.D.
Aspen Medical Group, Minneapolis MN

John G. Reddan
Retired marketing executive

Cheryl Beranek Podzimek
Chief Executive Officer and President of Clearfield, Inc.

Donald R. Hayward
President of Engel Diversified Industries (EDI)

Executive Officers

Cheryl Beranek Podzimek
Chief Executive Officer and President
Bruce B. Blackey
Chief Financial Officer

Stock Transfer Agent

Wells Fargo, Shareowner Services
161 N. Concord Exchange
South St. Paul, MN 55075

Independent Registered Public Accountants

Grant Thornton
Minneapolis, MN

Legal Counsel

Messerli & Kramer,
A Professional Association
Minneapolis, MN

Shareholder Meeting

The Annual Meeting of the shareholders will be held at the Company's headquarters 5480, Nathan Lane North, Suite 120, Plymouth, MN 55442, on February 27th, at 3:30 PM, Central Daylight Time.

Availability of Form 10-KSB

Shareholders may obtain upon request, without charge, a copy of the annual report to the Securities and Exchange Commission (Form 10-KSB) for the year ended September 30, 2007 and a list of the exhibits filed with such report. Exhibits will be provided upon payment of the costs of reproduction and delivery.

END

Clearfield, Inc., 5480 Nathan Lane North, Suite 120, Plymouth, MN 55442
Ph 763-476-6866 | Fax 763-475-8457 | www.clearfieldconnection.com | investor-relations@clfd.net